Form 10-K405, Exhibit 13
period 1993-12-31
WYMAN GORDON CO
filed 1994-03-31
CIK 108703

                                                                      EXHIBIT 13




                              WYMAN-GORDON COMPANY

                                 Annual Report

                                      1993

FINANCIAL HIGHLIGHTS

                                      1993         1992        1991
                             --------------------------------------
                             (000's omitted, except per share data)
                             --------------------------------------
Revenue                           $239,761    $298,881    $355,390

Income (loss) before one-time
  charges and income taxes         (17,004)     21,795     (19,287)

Restructuring, disposals and
  other charges (pre-tax)                -           -    (106,464)

Income (loss) before cumulative
  effect of changes in
  accounting principles            (17,004)     21,795     (99,681)

Cumulative effect of changes
  in accounting principles         (43,000)          -           -

Net income (loss)                  (60,004)     21,795     (99,681)

Cash at end of year                 14,817           -       4,521

Working capital                     90,685      96,057     110,859

Total assets                       286,634     295,156     339,154

Total Indebtedness                  90,538      70,615      92,692

Backlog                            256,259     309,679     386,905

Per share data:

  Income (loss) before cumulative
     effect of changes in
     accounting principles            (.95)       1.21       (5.59)

  Cumulative effect of changes
     in accounting principles        (2.39)          -           -

  Net income (loss)                  (3.34)       1.21       (5.59)

  Dividends paid                         -           -         .30

  Stockholders' equity                4.91        8.37        7.18

                                    CONTENTS





                               Chairman's Letter



                        A Special Note from the Chairman



                            Management's Discussion



                         Report of Independent Auditors



            Consolidated Statements of Income and Retained Earnings



                          Consolidated Balance Sheets



                     Consolidated Statements of Cash Flows



                   Notes to Consolidated Financial Statements



                     Consolidated Ten-Year Financial Review



                             Corporate Information

                               CHAIRMAN'S LETTER


     Over the past several years, the financial results of the global aerospace industry have been slashed by a double-edged sword. Large and permanent reductions in defense spending on one edge...and, world wide economic malaise impacting commercial air travel on the other.
     Virtually every company involved in the aerospace industry has been affected...our customers...our vendors...ourselves.
     In 1993, Wyman-Gordon revenues were $239.8 million, a reduction of nearly 20% from 1992 revenues of $298.9 million. More importantly, the year-to-year fall in the aerospace market has been accelerating since 1991 and we have struggled to reduce our costs as fast as the decline in our revenues.
     A brief recap of the aggressive steps taken by the Company from the beginning of 1991 through 1993 includes...

          - the consolidation of our two forging facilities in Massachusetts,
          -    a 43% reduction in personnel at continuing operations,
          - substantial and permanent reductions in working capital requirements,
          -    a 45% improvement in production cycle times at our Forgings
               Division,
          -    strategic, long-term partnerships with key customers,
          -    divestiture of non-core operations,
          -    the development of new products and markets.

     Unfortunately, this extensive program was not enough to return us to profitability in 1993. The aerospace market continued to free-fall through 1993 as evidenced by the decline in both the airframe and engine markets, primarily the result of poor financial performance by the airlines, a current over abundance of airplanes, and the cancellation of certain military programs.
     While decreased revenue was one factor in the Company's net loss of $60.0 million, or $(3.34) per share in 1993, other financial events also had a major impact on our bottom-line. Principal among these was a one-time, non-cash charge of $43 million or $(2.39) per share recorded in connection with the Company's adoption of SFAS No. 106, "Accounting For Post- Retirement Benefits Other Than Pensions". Also, in the fourth quarter of 1993, the Company recorded one-time, non-cash charges which include the loss on the disposal of its Wyman-Gordon Composites, Inc. business located in Buena Park, California.
     In 1993, the Company refinanced existing debt through the successful issuance of $90 million of 10 3/4% ten-year term, unsecured Senior Notes, and the signing of a new $40 million working capital facility under which we have not had to borrow other than for letters of credit. Also in 1993, the Company improved liquidity as cash on hand increased by $14.8 million over the previous year.
     The following is a brief review of the operations that comprise Wyman-Gordon...
     As noted above, in 1993 we sold Wyman-Gordon Composites to Kaiser Aerospace & Electronics Corporation. This composites operation was losing money, and did not fit with our overall corporate plan to concentrate in those areas where we have strengths. Consequently we decided to stem our losses and to focus our aerospace composites business on Scaled Composites, Inc., our advanced composites research and design subsidiary.

     Scaled Composites, which is located in Mojave, California, once again had a very successful year in 1993, both in terms of its financial performance and with several programs involving the design, fabrication and testing of advanced prototypes primarily for aerospace and automotive customers. Scaled Composites has established a leadership position in unmanned flight systems for specialized reconnaissance flights and communication missions. Scaled Composites' innovation and technology provide Wyman-Gordon with expansion opportunities in new markets.
     Wyman-Gordon Investment Castings' operations share many of the same commercial and military aerospace customers as our forgings operations. And, as a consequence, these castings operations also felt the recession in the aerospace marketplace and suffered a loss of revenue.
     Wyman-Gordon Investment Castings has reacted to the challenges of drastic cut-backs in both the military and commercial aircraft and engine markets by reducing costs, improving productivity, developing new products and markets, and eliminating non-profitable operations. With regard to the last, the Company shut down its facility in Franklin, New Hampshire in 1993. The Company's operations in Groton, Connecticut; Tilton, New Hampshire; San Leandro, California; and Carson City, Nevada are continuing to seek ways to reduce costs.
     In June of 1993, the Board of Directors of Wyman-Gordon Company elected Frank J. Zugel, Vice-President - General Manager of Wyman-Gordon Investment Castings. Since his arrival, Mr. Zugel has been instrumental in broadening our investment castings market focus. Examples of this include advanced components for machinery in the electrical power, transportation and sports equipment industries.

     Castings manufacturing has also begun to move towards cellular manufacturing which improves customer focus and reduces costs while promoting employee involvement.
     Wyman-Gordon's Forgings Division continues to be the largest of the Company's operations. While we continue to focus on cost reduction at this division, we also plan to expand into new markets which use our core metallurgical and manufacturing strengths.
     We are very excited about recent developments regarding new products. New programs currently underway at our Forgings Division include...
          - Large diameter, high-temperature turbine disc forgings for Land Based Gas Turbine (LBGT) applications. A large market is developing here.
Land based gas turbines, which are used to generate electricity, had traditionally used components which had been forged of alloy steel, a market which was served by integrated steel mill companies. Now, in order to improve fuel efficiency and address environmental concerns, land based gas turbine manufacturers have turned to high-temperature, nickel-based superalloys for the production of the 80 to 100-inch diameter turbine disc forgings required for these turbines.
               Our Forgings Division's experience with aerospace gas turbine technology, high- temperature alloys and our 50,000 ton press, fits quite well with the needs of this marketplace. We are currently producing a number of large land based gas turbine discs for General Electric Company and anticipate certification by GE by mid-1994. This will gain us entrance to a world-wide market with a significant potential for Wyman-Gordon.
          -    Nuclear forgings for General Electric's Advanced Boiling

Water Reactor (ABWR). While nuclear power generation is languishing in the United States, it is the energy source of choice in numerous other countries, including Japan. The stainless steel forgings which the Forgings Division is producing for GE will be used as control rod drive housings and in-core monitor housings for two ABWR's currently under construction in Japan for the Tokyo Electric Power Company (TEPCO), the world's largest private utility. TEPCO began construction on its first ABWR unit in September of 1991 and broke ground on a second unit in 1992. Wyman-Gordon forging orders for these two stations amount to more than $5 million. Of greater significance, these two nuclear plants are considered the prototypes for many more planned throughout the balance of the century.
          - Massive titanium bulkhead forgings for the Lockheed/Boeing F-22. In what has to be considered a breakthrough in closed-die forging technology, the Forgings Division is producing a series of the largest closed-die titanium forgings ever made. The first of the series is a one-piece, proof-of-concept, Ti 6A1-4V aft fuselage engine bay frame forging for the Lockheed/Boeing F-22 advanced tactical fighter. This massive, single-piece bulkhead is 150 inches long, 66 inches wide, weighs 3,500 pounds and has a plan view area of over 8,000 square inches...about the same footprint as a standard pickup truck.
             Based upon the success of this proof-of-concept forging, the Company was awarded contracts for all four of the single-piece bulkheads for the F-22 and recently received orders to produce a number of large, titanium one-piece bulkheads for two new versions of the McDonnell Douglas/Northrop F/A-18 Hornet.
             Our success in pushing the state-of-the-art in the forging of huge, single-piece, titanium airframe components is sending aerospace engineers back to their computers with a new outlook toward the design of large bulkhead parts, generally considered to be the essential building blocks of today's aircraft.
          The second, and equally important, facet of our internal strengthening plan at the Forgings Division involves process improvements which currently include...
                  - Systems. In the first quarter of 1993, the Forgings Division introduced a new, completely integrated, computer controlled manufacturing and financial control system. This system was designed for the needs of job shop manufacturers. After some start-up problems, the new system is on-line and has greatly enhanced the flow of information to and from all areas of the Forgings Division. Ultimately, this system will give the Company another leading-edge management tool which will provide timely and accurate information to manage the business...increase productivity and "thruput"...and reduce costs.
                  - Reorganization. 1993 saw the fine tuning of a new organizational structure which was implemented at our Forgings Division in 1992. Our organization of customer-based business units, each consisting of employees working in cross-functional teams, has empowered our people with responsibility, authority, accountability and, most importantly, the impetus to develop, prioritize, decide and act.
                  - Quality (TQM/SPC). The critical GE90 engine program, which we will touch upon later in this letter, is literally changing our approach to quality and the way we do business. Since the inception of this program in 1990, our Forgings Division has been involved in concurrent design engineering with General Electric, and in the development of a quality system which will accommodate this new way of doing business. In 1993 our new quality system was approved by GE, thus enabling a seamless flow of GE90 forgings from our shop floor to General Electric. We believe that this is the way that all future business will be conducted.
        In 1993, we installed computerized statistical process control (SPC) data acquisition systems at all of our key processing centers. And, we established statistical process capabilities for alloy process equipment families which are the bases of our continuous improvement efforts.
        Finally, as the overall structure of our Forgings Division has been reconfigured, we have been re-writing our quality business system using ISO-9000, an international quality standard, as the basic framework.
                  - Cycle time reduction. This need is the result of external demands...the demands of our customers for shorter delivery times. Over the past two years we have reduced our cycle time from an average of 22 weeks to an average of 12 weeks. While we are pleased with this improvement, we also recognize that more needs to be done in this area in order to maintain our status as a world class manufacturer.

        Most of our shareholders are familiar with our outreach to and partnerships with major customers. These programs include our participation as a supplier-partner to General Electric on the production of all of the major forged rotating parts for the GE9O engine. The GE90 is scheduled to be certified for the Boeing 777 in November of 1994. General Electric has 88 firm orders and 58 options on this engine.

        Our partnership with Pratt & Whitney and Western Aerospace, an Australian firm, involving the design, construction and operation of a plant in Perth, Australia, for the production of aerospace grade, nickel-based superalloy casting and forging stock, is progressing on schedule. Western Australian Specialty Alloys (WASA), began its melting trials in the fourth quarter of 1993 and is currently producing qualification heats for casting applications. Initial runs to produce forging ingot will begin in the second quarter of 1994 and, by the first quarter of 1995, it is anticipated that WASA will have shipped material to Wyman-Gordon for subsequent forging and qualification by Pratt & Whitney.
     Our Forgings Division is also involved in other plans which are an integral part of strengthening the Company through external sources.
     In 1993 we set up an office and a staff in Moscow, Russia, a preliminary step to establishing marketing and manufacturing relationships in Russia and in other states of the newly formed Confederation of Independent States. This action was undertaken in response to the opportunities which exist in this developing economic arena. Progress has been made and strong relationships are developing which have led to new orders.
     Of course the most significant factor of our plan to strengthen the Company is the acquisition of Cameron Forged Products, a company with one of the best reputations in the forging industry.
     On January 14, 1994, having obtained clearance for the transaction from the Federal Trade Commission, the Company entered into a Stock Purchase Agreement with Cooper which, if ratified by Wyman-Gordon stockholders, will complete the acquisition of Cameron Forged Products for 16.5 million new shares of Wyman-Gordon common stock and $5 million in cash, payable in future periods as provided in the Stock Purchase Agreement.
     Cameron produces high quality forgings and extrusions in major manufacturing facilities in Houston, Texas (1,283,800 square foot plant) and in Livingston, Scotland (517,200 square foot plant). Cameron also operates a superalloy powder metals facility in Brighton, Michigan. Cameron has a wide range of forging presses including an 8,000 ton isothermal press and hydraulic presses from 11,000-ton to 55,000-ton capacities. Several of these presses are designed to utilize a multiple-ram forging technique, and three of the presses have exceptionally large extrusion capabilities. Most of Cameron's large presses are equipped with computer controls, as are Wyman-Gordon's, to ensure process repeatability.
     Both Wyman-Gordon and Cameron participate in the all-important jet engine market, and, combined with them, we will have the largest share of that market.
     Each company also has strengths in markets where the other does not...Wyman-Gordon in the large airframe forging market, Cameron in the power generation and offshore drilling extrusion market. Each of these companies brings its own uniqueness to the marketplace...and each brings certain similarities.
     The uniqueness of each company will increase market opportunities, while similarities will, in concert, add strength through efficiency and cost reduction.
     The combination of these companies will create a new and innovative forging company. One with extended global reach, enhanced technical expertise and exceptional manufacturing facilities.
     We enter a new chapter in the one hundred and eleven year history of Wyman-Gordon Company. We firmly believe that the employees who have been so dedicated to the success of both Wyman- Gordon and Cameron will bring that same sense of dedication to this unique new enterprise.

                                        _______________________
                                        John M. Nelson
                                        Chairman and
                                        Chief Executive Officer


                                        ________________________
                                        David P. Gruber
                                        President and
                                        Chief Operating Officer

     A special note from the Chairman...


          I am pleased to announce that, effective with this year's Annual Stockholders Meeting, I will turn over my duties as Chief Executive Officer to David P. Gruber.
          I have worked with David Gruber for sixteen years, both at the former Norton Company and at Wyman-Gordon. In October of 1991, five months after I became CEO at Wyman-Gordon, we hired Mr. Gruber as President and Chief Operating Officer with the anticipation that he would become CEO in two to three years. He has been totally responsible for running the Company's operations on a day-by-day basis, as well as participating in all top management decisions. Mr. Gruber is extremely qualified to step into the position of CEO, and I am pleased that the Board of Directors has approved this transition plan.
          I will continue as Chairman of the Board of Directors and both Mr. Gruber and I look forward to an exciting and challenging future for Wyman-Gordon.



                                        _______________________
                                        John M. Nelson
                                        Chairman

MANAGEMENT'S DISCUSSION



Business segment, products and markets

  Wyman-Gordon Company, founded in 1883, operates primarily in one business segment and is a leading producer of highly engineered, technically advanced components, primarily for the aerospace industry. The Company uses forging and investment casting technologies to produce components to exacting customer specifications for technically demanding applications such as jet turbine engines and airframes and designs and produces prototype products using composite technologies. The Company manufactures components for most of the major commercial and United States defense aerospace programs. The Company believes that it is the only firm to provide the aerospace industry with a combination of forging, casting and composites technologies for the production of high quality components and prototypes, and that it produces the broadest offering of aerospace forgings available on the market.
  The Company's Forgings Division operates a number of hydraulic forging presses which are rated from 8,000 tons to 50,000 tons capacity, steam-driven forging hammers from 1,000 pounds to 35,000 pounds and a 220 ton ring-rolling mill. This equipment is used to produce a wide range of open-and closed-die forgings and seamless rolled rings from alloys of aluminum, steel and titanium as well as high-temperature nickel-based alloys. The Forgings Division also uses advanced metal-working techniques such as hot-die forging and isothermal forging to produce highly configured near-net shape components. The Forgings Division melts titanium into ingot and converts ingot to billet in its cogging presses. These billets are principally used in the production of forgings, but may be sold as-is or converted into bar product or engineered mults for subsequent sale.
  The Company's investment castings operations, Wyman-Gordon Investment Castings, Inc. (WGIC) uses modern, automated, high-volume production equipment and both air-melt and vacuum-melt furnaces to produce a wide variety of sophisticated, complex investment castings. WGIC investment castings are made of a range of metal alloys including aluminum and magnesium, steel, titanium and high-temperature nickel-based alloys.
  The Company's composite operation, Scaled Composites, Inc., plans, proposes, designs, fabricates and tests prototypes for aerospace, automotive and other customers.

     The principal markets served by the Company are commercial aerospace and defense equipment. Revenue from these markets over the last three years, excluding the Company's automotive crankshaft operations divested in 1991, has been as follows:

                                1993            1992            1991
                      --------------  --------------  --------------
                                % of            % of            % of
                      Revenue  Total  Revenue  Total  Revenue  Total
                      -------  -----  -------  -----  -------  -----
Commercial aerospace $127,635   53%  $171,312    57% $161,075     53%

Defense equipment     101,329   42    113,029    38   135,573     44

Other                  10,797    5     14,540     5     9,982      3
                     --------  ---   --------   ---  --------    ---

     Total           $239,761  100%  $298,881   100% $306,630    100%
                     ========  ===   ========   ===  ========    ===



     The backlog of unfilled orders from customers in the various markets at year-end over the last three years has been as follows:

                                1993            1992            1991
                      --------------  --------------  --------------
                                % of            % of            % of
                      Backlog  Total  Backlog  Total  Backlog  Total
                      -------  -----  -------  -----  -------  -----
Commercial aerospace $167,740   65%  $205,771    66% $266,103     69%

Defense equipment      82,000   32     97,224    31   103,648     27

Other                   6,519    3      6,684     3    17,154      4
                     --------  ---   --------   ---  --------    ---

     Total           $256,259  100%  $309,679   100% $386,905    100%
                     ========  ===   ========   ===  ========    ===

Results of operations and financial condition

1993 Compared to 1992

     Revenues for 1993 decreased $59.1 million or 19.8% from 1992. This decline in revenues was primarily attributable to continued sluggishness in the commercial aerospace industry during 1993.
     Gross margins in 1993 were $16.5 million or 6.9% of revenues as compared to $50.8 million or 17.0% of revenues in 1992. The Company's gross margins excluding depreciation were 12.4% and 21.5% of revenues in 1993 and 1992, respectively. The decline in gross margins during 1993 as compared to 1992 is a result of (1) lower production volume, (2) lower LIFO credits recorded in 1993 as compared to 1992 and (3) competitive pricing which is continuing to place pressure on the Company's gross margins. LIFO inventory credits, which include both LIFO liquidation and deflation effects, of $7.9 million and $22.8 million were recognized in 1993 and 1992, respectively. Excluding depreciation and the benefits of the LIFO credit, the Company's gross margins were 9.1% and 15.0% of revenues in 1993 and 1992, respectively.
     Selling, general and administrative expenses decreased to $22.5 million in 1993 from $23.5 million in 1992, but increased as a percent of revenues from 7.9% in 1992 to 9.4% in 1993 resulting from the revenue decline. Selling, general and administrative expenses, excluding depreciation, as a percent of revenues were 8.9% and 7.5% in 1993 and 1992, respectively. The decrease in selling, general and administrative expenses is mainly due to lower payroll costs from reductions in personnel. Selling, general and administrative expenses in 1993 include a $2.4 million fourth quarter charge resulting from a change in estimated cash surrender values provided by the Company's insurance actuaries on Company-owned life insurance policies.
     In November 1993, the Company sold substantially all of the net assets and business operations of its Wyman-Gordon Composites, Inc. operations. The Company recorded a non-cash charge on the sale in 1993 of $2.5 million.
     Interest expense increased to $9.9 million in 1993 from $5.8 million in 1992 primarily as a result of higher interest rates on the 10.75% Senior Notes due 2003 (the "Senior Notes") as compared to that on the debt retired with the proceeds of the Senior Notes. The average debt balance was $87.7 million and $84.8 million in 1993 and 1992, respectively. The Company also wrote off $1.7 million in bank fees related to the Company's prior credit facility during 1993.
     Miscellaneous, net income was $1.3 million in 1993 and $0.3 million in 1992. Miscellaneous income in 1993 reflects primarily the gain of approximately $3.3 million on the sale of an investment. Miscellaneous income in 1992 reflects primarily the gain of approximately $0.9 million on the sale of an investment and a gain of approximately $0.6 million from a settlement of an overfunded pension plan terminated in a prior year.

1992 Compared to 1991

     Revenues for 1992 decreased $56.5 million or 15.9% from 1991, primarily as a result of the inclusion of $48.8 million in revenue from the Company's divested automotive crankshaft operations in 1991. Excluding the effects of the divested automotive crankshaft operations, in 1992 the Company experienced a decrease in revenues of $7.7 million or 2.5% from 1991. This decrease was primarily attributable to a decrease in revenues of approximately $22.5 million in the defense aerospace market, offset in part by an increase in revenues of approximately $10.2 million in the commercial aerospace market. The increase in commercial aerospace revenues was primarily attributable to shipments of parts for the larger jet engines manufactured by General Electric and Pratt & Whitney for widebody aircraft.
     The Company's gross margins excluding the divested crankshaft operations increased to 17.0% of revenues in 1992 from 5.2% of revenues in 1991.
The Company's gross margins, excluding depreciation and the divested automotive crankshaft operations, improved to 21.5% of revenues in 1992 from 11.1% of revenues in 1991. The Company believes that the majority of this increase is attributable to the implementation of various management programs designed to improve operating performance of the Company. Specifically, the increase in gross margins is attributable to (1) a LIFO credit of $22.8 million in 1992 as compared to $2.6 million in 1991, (2) significant reductions in personnel, (3) improved production cycle times, and (4) lower energy expense due to the renegotiation of a power contract. Excluding the benefit of the LIFO credit, depreciation and the divested automotive crankshaft operations, the Company's gross margins increased to 13.9% of revenues in 1992 from 10.2% of revenues in 1991.

     Selling, general and administrative expenses excluding the divested automotive crankshaft operations, as a percentage of revenue was 9.0% in 1991 and 7.9% in 1992. Selling, general and administrative expenses from ongoing operations, excluding depreciation, decreased from $26.3 million in 1991 to $22.4 million in 1992 or, as a percentage of revenues from ongoing operations, from 8.6% in 1991 to 7.5% in 1992. Selling, general and administrative expenses, excluding depreciation, from the divested automotive crankshaft operations totalled $3.1 million during 1991. The decrease in selling, general and administrative expenses from 1991 to 1992 was attributable to lower salary and fringe benefit expenses due to lower personnel levels and the divestiture of the automotive crankshaft operations.
     Interest expense and miscellaneous, net decreased from $10.6 million in 1991 to $5.5 million in 1992, or 48.1%. Interest expense decreased $2.3 million (or 28.3%) during 1992 when compared to 1991 as a result of lower interest rates (the average rate was 6.5% in 1992 compared to 8.2% in 1991) and lower debt balances (average debt was $84.8 million in 1992 compared to $96.6 million in 1991).
     The increase in miscellaneous income during 1992 is primarily attributable to the gain on the sale of an investment totaling approximately $0.9 million, and a gain of approximately $0.6 million from a settlement of an over-funded pension plan terminated in a prior year.
     No provision for income taxes was recorded in 1992 because the Company used tax deductions, primarily related to the restructuring reserve recorded in 1991, which had not been previously recognized as reductions in the tax provision in the prior years' financial statements.

Liquidity and Capital Resources

     Cash provided by operations in 1993 resulted primarily from $1.0 million in earnings before depreciation and amortization, the non-cash loss on the sale of production facilities and the adoption of SFAS 106 (see Accounting and Tax Matters) and decreases in working capital of $23.0 million, offset by increases in non-working capital items of $7.1 million and expenditures of $9.6 million for restructuring, disposal and environmental activities.
     As of December 31, 1993, the Company expects to spend $0.6 million in 1994 and $5.4 million thereafter on environmental activities. The Company has completed all environmental projects within establish timetables and is continuing to do so at the present time. In connection with its 1991 restructuring, the Company expects to expend an additional $12.7 million over the next several years, including approximately $3.8 million in 1994 and $8.9 million thereafter. For 1994 and thereafter, these expenditures include consolidation and reconfiguration of existing facilities of $3.0 million in 1994 and $7.1 million thereafter, and severance costs of $0.8 million in 1994 and $1.8 million thereafter.
     During 1991 and the years which followed, the Company has made substantial progress in implementing its 1991 restructuring plan. The consolidation and reconfiguration of the Company's two Massachusetts forging facilities is substantially complete, there are some retooling and relocation activities which still remain to be completed in 1994 and thereafter. The process of divesting the Company's automotive crankshaft operations is virtually complete with minor costs remaining.
     In 1991 the Company charged $52.6 million against the newly established reserve, $51.9 million of non-cash charges to write assets down to their realizable value and $0.7 million of cash charges incurred from consolidation and reconfiguration of existing facilities. In 1992 the Company charged $2.4 million of non-cash charges against the reserve in order to write-down certain assets after consolidation and reconfiguration to their realizable value, cash charges were made against the reserve for consolidation and reconfiguration of existing facilities of $21.1 million and for severance and related costs of $2.2 million. In 1993 the Company made non-cash charges against the reserve of $1.7 million due to a write-off of inventory which had been on hand prior to December 31, 1991 and was identified as excess or obsolete, cash charges were made against the reserve for consolidation and reconfiguration of existing facilities of $4.8 million and for severance and related costs of $2.0 million.

     A summary of charges made or estimated against 1991 restructuring and disposal reserves is as follows: (000's millions):

YEARS ENDED DECEMBER 31,

                    1991    1992    1993    1994  Thereafter  Total
     CASH           ----    ----    ----    ----  ----------  -----
     ----
Consolidation and
 Reconfiguration
 of existing
 facilities         $ 0.7   $21.1    $4.8    $3.0    $7.1     $36.7

Severance               -     2.2     2.0     0.8     1.8       6.8
                    -----   -----    ----    ----    ----     -----
 Total cash
  charges             0.7    23.3     6.8     3.8     8.9      43.5


     Non-Cash

Asset Revaluation    51.9     2.4     1.7       -       -      56.0
                    -----   -----    ----    ----    ----     -----
Total charges
 against reserve    $52.6   $25.7    $8.5    $3.8    $8.9     $99.5
                    =====   =====    ====    ====    ====     =====


     The Company from time to time expends cash on capital expenditures for more cost effective operations and joint development programs with the Company's customers. Capital expenditures amounted to $10.2 million, $11.2 million and $13.9 million in the years ended December 31, 1991, 1992 and 1993, respectively. Capital expenditures in the foreseeable future are not expected to vary materially from historical levels. As of December 31, 1993, the Company had contributed $4.1 million in cash towards its share of the capital requirements of its Australian joint venture for the production of nickel-based superalloy. The Company is committed to contribute an additional $3.4 million to the joint venture. However, the joint venture has entered into a credit agreement with an Australian bank which the Company expects will provide sufficient liquidity to meet the joint venture's future cash requirements. The Company has guaranteed 25% of the joint venture's obligations under the credit agreement, this guarantee expires at such time as the joint venture demonstrates its ability to produce commercially acceptable products. In addition, the Company has committed to expend $5.7 million on a waste water treatment facility to comply with an administrative order, of which $1.4 million had been spent as of December 31, 1993.

     On March 16, 1993, the Company issued $90.0 million of 10 3/4% Senior Notes due 2003. The Company used approximately $75.0 million of net proceeds from the sale of the Senior Notes, together with its new working capital credit facility discussed below, to retire indebtedness, replace outstanding letters of credit and terminate its Prior Credit Agreement.
     In conjunction with the issuance of the Senior Notes, the Company contemporaneously entered into a three year $40.0 million revolving credit agreement with a lending institution. With the exception of the issuance of letters of credit, there are no borrowings under this credit facility.
     The primary sources of liquidity available in 1994 to fund the Company's operations, anticipated expenditures in connection with its 1991 restructuring, planned capital expenditures and planned environmental expenditures include available cash ($14.8 million at December 31, 1993), borrowing availability under the Company's $40.0 million revolving credit agreement, cash generated by operations and reductions in working capital requirements through planned inventory reductions and accounts receivable management.
     Cash from operations and debt are expected to be the Company's primary sources of liquidity beyond 1994. The Company believes that it has adequate resources to provide for its operations and the funding of restructuring, capital and environmental expenditures.
     The Company's current plans to improve operating results include further reductions of personnel and various other cost reduction measures. Programs to expand the Company's revenue base include participation in new aerospace programs and entry into the land based gas turbine market and other markets in which the Company has not traditionally participated. Additionally, the Company anticipates that the aging of the current commercial airline fleet will result in future orders for the replacement of such fleet. The Company does not, however, expect to report a profit for 1994.

Impact of Inflation

     The Company's earnings may be affected by changes in price levels and in particular, changes in the price of basic metals. The Company's contracts generally provide for fixed prices for finished products with limited protection against cost increases. The Company would therefore be affected by changes in prices of the raw materials during the term of any such contract. The Company attempts to minimize this risk by ordering raw materials as needed to fill specific orders, and by seeking fixed price arrangements with raw materials suppliers.


Accounting and Tax Matters

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 106 requires postretirement benefit obligations to be accounted for on an accrual basis rather than the expense-as-incurred basis formerly used. The Company elected to recognize the cumulative effect of these accounting changes, resulting in a non-cash reduction in earnings for the year ended 1993 of $43.0 million or $2.39 per share. (See Note E to the Consolidated Financial Statements.)
     The adoption of SFAS 109 in 1993 has not had a material effect on earnings or the financial position of the Company. At December 31, 1993, the Company had approximately $57.2 million in tax net operating loss carryforwards and no tax benefits were recorded when the Company adopted SFAS 106. (See Note I to the Consolidated Financial Statements.)
     During 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 112 "Employers Accounting for Post-employment Benefits." This standard provides that the Company follow an accrual method of accounting for benefits payable to employees when they leave the Company other than by reason of retirement. The Company currently accounts for these costs on an expense-as-incurred basis. The effect of adopting the new rule is not expected to be material to the Company's financial position or results of operations.

Market and dividend information

     Wyman-Gordon Company's common stock, par value $1.00 per share, is traded in the over-the- counter market and prices of its common stock appear daily in the NASDAQ national market quotation system. The table below lists the quarterly price range per share for the years 1993 and 1992. The quarterly price range per share is based on the high and low sales prices. In view of the Company's financial performance, the Board of Directors discontinued dividends beginning in the fourth quarter of 1991 and throughout 1992 and 1993.
At December 31, 1993 there were approximately 1,600 holders of record of the Company's common stock.

                                                   Price per share
                       -------------------------------------------
                                      1993                   1992
                       -------------------      -----------------
                         High        Low         High       Low
                         ----        ---         ----       ---
First quarter          $6 3/4       $4 5/8      $6 1/4     $3 5/8
Second quarter          5 1/4        4           5 1/2      3 3/4
Third quarter           5 1/8        3 1/2       5 1/4      3 3/4
Fourth quarter          5 1/8        4           5 5/8      4 1/8

REPORT OF INDEPENDENT AUDITORS


To the Stockholders of Wyman-Gordon Company:

We have audited the accompanying consolidated balance sheets of Wyman-Gordon and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Wyman-Gordon Company and Subsidiaries as of December 31, 1991, and for the year then ended, were audited by other auditors whose report dated February 19, 1992 expressed an unqualified opinion on those statements.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wyman-Gordon Company and Subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.
     As discussed in Notes E and I to the consolidated financial statements, in 1993 the Company changed its method of accounting for post-retirement benefits other than pensions and income taxes.




                                        Ernst & Young

Worcester, Massachusetts
February 11, 1994

Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS


For the years ended December 31,          1993      1992      1991
- - --------------------------------        --------  --------  --------
                              (000's omitted, except per share data)
                              --------------------------------------
Revenue                                 $239,761  $298,881  $355,390
                                        --------  --------  --------
Less:
  Cost of goods sold                     223,226   248,123   333,352
  Selling, general and administrative
     expenses                             22,510    23,483    30,734
  Restructuring charges                        -         -    87,966
  Disposition of production facilities     2,453         -    11,498
  Environmental charge                         -         -     7,000
                                        --------  --------  --------
                                         248,189   271,606   470,550
                                        --------  --------  --------
Income (loss) from operations             (8,428)   27,275  (115,160)
                                        --------  --------  --------
Other deductions
(income):
  Interest expense                         9,897     5,762     8,035
  Miscellaneous, net                      (1,321)     (282)    2,556
                                        --------  --------  --------
                                           8,576     5,480    10,591
Income (loss) before income taxes and
  cumulative effect of changes in
  accounting principles                  (17,004)   21,795  (125,751)
Income tax benefit                             -         -    26,070
Income (loss) before cumulative
  effect of changes in accounting
  principles                             (17,004)   21,795   (99,681)
Cumulative effect of changes in
  accounting principles                  (43,000)        -         -
                                        --------  --------  --------
Net income (loss)                       $(60,004) $ 21,795  $(99,681)
                                        ========  ========  ========
Information per share:

Income (loss) before cumulative effect
  of changes in accounting principles   $   (.95) $   1.21  $  (5.59)
Cumulative effect of changes in
  accounting principles                    (2.39)        -         -
                                        --------  --------  --------
Net income (loss)                       $  (3.34) $   1.21  $  (5.59)
                                        ========  ========  ========

Retained earnings, beginning of year    $157,712  $136,452  $240,521
Net income (loss)                        (60,004)   21,795   (99,681)
Pension equity adjustment                 (1,700)     (535)      961
Dividends declared                             -         -    (5,349)
                                        --------  --------  --------
Retained earnings, end of year          $ 96,008  $157,712  $136,452
                                        ========  ========  ========
Dividends declared per share            $      -  $      -  $    .30
                                        ========  ========  ========



The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Wyman-Gordon Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

December 31,                                   1993           1992
- - ------------                                 --------       --------
                                                     (000's omitted)
                                                     ---------------
Assets
  Cash and cash equivalents                  $ 14,817       $      -
  Accounts receivable                          51,287         68,789
  Inventories                                  42,388         53,688
  Prepaid expenses                             12,480          8,685
                                             --------       --------
       Total current assets                   120,972        131,162
                                             --------       --------
  Property, plant and equipment:
     Land, buildings and improvements          70,563         69,089
     Machinery and equipment                  246,311        244,189
     Under construction                         8,545          8,746
                                             --------       --------
                                              325,419        322,024
       Less accumulated depreciation          227,075        219,344
                                             --------       --------
         Net property, plant and equipment     98,344        102,680
                                             --------       --------
  Intangible assets                            20,738         21,483
  Pension intangible                            8,368         10,617
  Deferred program costs                       13,561         13,539
  Other assets                                 24,651         15,675
                                             --------       --------
                                             $286,634       $295,156
                                             ========       ========
Liabilities
  Current maturities of long-term debt       $     77       $     77
  Accounts payable:
     Trade                                     15,177         14,874
     Other                                      7,918          6,824
  Accrued liabilities:
     Taxes and other                                -            535
     Accrued payroll                            2,559          2,948
     Accrued restructuring, disposal and
       environmental                            4,556          9,847
                                             --------       --------
     Total current liabilities                 30,287         35,105
                                             --------       --------
  Restructuring, disposal and environmental    14,515         17,711
  Long-term debt                               90,461         70,538
  Pension liability                            14,065         14,615
  Deferred income taxes and other               7,613          7,671
  Postretirement benefits                      41,344              -

Stockholders' equity
  Preferred stock, no par value: Authorized
    5,000,000 shares; none issued                   -              -
  Common stock, par value $1.00 per share:
     Authorized 35,000,000 shares; issued
       20,402,720 shares                       20,403         20,403
  Capital in excess of par value               14,296         16,049
  Retained earnings                            96,008        157,712
     Less treasury stock, 2,399,917 shares
       at 1993 and 2,529,675 shares at 1992    42,358         44,648
                                             --------       --------
                                               88,349        149,516
                                             --------       --------
                                             $286,634       $295,156
                                             ========       ========

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS


For the years ended December 31,          1993      1992      1991
- - --------------------------------        --------- --------  ---------
                                                       (000's omitted)
                                        ------------------------------
OPERATING ACTIVITIES:
Net income (loss)                       $(60,004) $ 21,795  $(99,681)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
     Depreciation and amortization        15,569    15,875    25,319
     Loss from disposal of production
       facilities                          2,453         -         -
     Restructuring, disposal and
       environmental charges                   -         -   106,464
     Deferred income taxes                   (58)        -   (23,196)
     Cumulative effect of changes in
       accounting principles              43,000         -         -
  Changes in assets and liabilities:
     Accounts receivable                  15,139    14,699    25,013
     Inventories                           8,474    16,345       645
     Prepaid expenses and other assets    (7,114)      986   (16,777)
     Accrued restructuring, disposal
       and environmental                  (9,653)  (25,735)        -
     Income and other taxes                 (940)    2,789    (7,447)
     Accounts payable and accrued
       liabilities                           311   (15,951)    8,663
                                        --------  --------  --------
     Net cash provided by operating
       activities                          7,177    30,803    19,003
                                        --------  --------  --------

INVESTING ACTIVITIES:
Investment in acquired subsidiaries            -    (3,700)     (770)
Capital expenditures                     (13,866)  (11,156)  (10,192)
Deferred program costs                       (22)   (2,086)   (9,145)
Proceeds from disposal of production
  facilities                               4,345       451    17,268
Proceeds from sale of fixed assets           393     2,282     1,066
Other, net                                 2,187       962      (338)
                                        --------  --------  --------
     Net cash (used) by investing
       activities                         (6,963)  (13,247)   (2,111)
                                        --------  --------  --------

FINANCING ACTIVITIES:
Payment of short-term borrowings               -         -   (26,500)
Payment of debt                          (70,077)  (22,077)  (83,810)
Net proceeds from issuance of debt        84,680         -    96,644
Dividends paid                                 -         -    (5,349)
                                        --------  --------  --------
     Net cash provided (used) by
       financing activities               14,603   (22,077)  (19,015)
                                        --------  --------  --------
Increase (decrease) in cash               14,817    (4,521)   (2,123)
Cash, beginning of year                        -     4,521     6,644
                                        --------  --------  --------
Cash, end of year                       $ 14,817  $      -  $  4,521
                                        ========  ========  ========

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.   Summary of significant accounting policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition: Sales and income are recognized at the time products are shipped.

Reclassifications: Where appropriate, prior year amounts have been reclassified to permit comparison.

Cash and Cash Equivalents: Cash equivalents include short-term investments with maturities of less than three months at the time of investment.

Inventories: Inventories are valued at the lower of cost or market. For forging and casting related inventories of raw material and work-in-process, costs are determined using the last-in, first-out (LIFO) method. For remaining inventories, cost is determined using an average cost method. Most of the Company's products are produced to order and there is no finished product inventory. On certain orders, usually involving lengthy raw material procurement and production cycles, progress payments are reflected as a reduction of inventories. Production scrap and product repair costs are expensed as incurred.

Long-term, Fixed Price Contracts: A substantial portion of the Company's revenues is derived from long-term, fixed price contracts with major engine and aircraft manufacturers. These contracts are typically "requirements" contracts under which the purchaser commits to purchase a given portion of its requirements of a particular component from the Company. Actual purchase quantities are typically not determined until shortly before the year in which products are to be delivered. Losses on such contracts are provided when purchase quantities of the components subject to the fixed price contract can be reasonably determined and the estimated costs to produce such components exceed the fixed price provided in the contract.

Depreciable Assets and Cost in Excess of Net Assets Acquired: Property, plant and equipment, including significant renewals and betterments, are capitalized at cost and are depreciated on the straight-line method. Generally, depreciable lives range from 10 to 20 years for land improvements, 20 to 40 years for buildings and 5 to 15 years for machinery and equipment. Tooling production costs are primarily classified as machinery and equipment and are capitalized at cost less associated revenue and depreciated over 5 years. Cost of acquired businesses in excess of net assets acquired is amortized on a straight-line basis over periods up to 35 years.

Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


Deferred Costs: Deferred program costs are primarily inventory, production and tooling, and other miscellaneous costs which are estimated to be recoverable over future sales. Deferred program costs are classified as a long-term asset to the extent they will not be recovered within one year and are being recognized over projected production. Bank fees and related costs of obtaining credit facilities are recorded as other assets and amortized over the term of the facilities.

Earnings Per Share: Per share data is computed based on the weighted average number of common shares outstanding during each year. Common stock equivalents, related to outstanding stock options and stock purchase rights of the Company, are included in per share computations unless their inclusion would not have a material effect or would be antidilutive.

Impact of Adopting New Accounting Standards: During 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 112 "Employers Accounting for Post-employment Benefits." This standard provides that the Company follow an accrual method of accounting for benefits payable to employees when they leave the Company other than by reason of retirement. The Company currently accounts for these costs on an as incurred basis. The effect of adopting the new rule is not expected to be material to the Company's financial position or results of operations.

B.   Inventories

DECEMBER 31,                                        1993      1992
- - ------------                                      -------   -------
                                                     (000'S OMITTED)
                                                  ------------------
Raw material                                      $ 9,486   $ 8,967
Work-in-process                                    34,476    43,886
Supplies                                            1,603     1,592
                                                  -------   -------
                                                   45,565    54,445
Less progress payments                              3,177       757
                                                  -------   -------
                                                  $42,388   $53,688
                                                  =======   =======

     If all inventories valued at LIFO cost had been valued at first-in, first-out (FIFO) cost or market which approximates current replacement cost, inventories would have been $33,448,000 and $41,365,000 higher than reported at December 31, 1993 and 1992, respectively.
     Inventory quantities were reduced in 1993, 1992 and 1991 resulting in the liquidation of LIFO inventories carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of lower quantities decreased 1993 loss from operations by $5,469,000, increased 1992 income from operations by $18,388,000 and decreased 1991 loss from operations by $1,529,000, while the effect of deflation decreased the 1993 loss from operations by $2,448,000, increased 1992 net income from operations by $4,450,000 and had no effect on 1991 loss from operations.

C.    Debt

Long-term debt consisted of the following:

DECEMBER 31,                                        1993      1992
- - ------------                                      -------   -------
                                                     (000'S OMITTED)
                                                  ------------------
Current portion of long-term debt                 $    77   $    77
                                                  -------   -------
Long-term debt
  Revolving credit agreement                            -    70,000
  Senior Notes                                     90,000         -
  Other                                               461       538
                                                  -------   -------
Total long-term debt                               90,461    70,538
                                                  -------   -------
Total                                             $90,538   $70,615
                                                  =======   =======



     From April 30, 1991 until March 16, 1993, the Company's principal credit facility was a three year Revolving Credit Agreement (the "Prior Credit Agreement") with seven institutions (the "Banks"). Under the terms of the Prior Credit Agreement, the Company could borrow up to the extent of its borrowing base comprised of eligible accounts receivable, inventory, and property, plant and equipment. Outstanding borrowings were evidenced by revolving notes bearing interest at rates based on either the Bank Base Rate (Prime) or the Eurodollar Rate. The borrowing rate in effect at December 31, 1992 was approximately 6%. The Prior Credit Agreement provided for the issuance of up to $15,000,000 of irrevocable letters of credit. The Prior Credit Agreement was collateralized by substantially all of the assets of the Company. The Prior Credit Agreement, as amended on December 31, 1991, provided that available loans could not exceed $90,000,000. The Company was obligated to pay a commitment fee of .5% on the unused portion of the facility.
     At December 31, 1992, there were approximately $10,970,000 of outstanding Letters of Credit.
     On March 16, 1993, the Company issued $90,000,000 of 10.75% Senior Notes due March 2003 (the "Senior Notes") under an indenture between the Company and a bank as trustee. The Senior Notes pay interest semi-annually commencing on September 15, 1993. The Senior Notes are general unsecured obligations of the Company, are non-callable for a five year period, and are senior to any future subordinated indebtedness of the Company. The indenture contains certain covenants including limitations on indebtedness, restrictive payments including dividends, liens, and disposition of assets. The indenture, however, does not include periodic maintenance covenants. The Company used approximately $75,000,000 of the net proceeds from the sale of the Senior Notes, together with its new working capital credit facility discussed below, to retire indebtedness, replace outstanding letters of credit and terminate the amended Prior Credit Agreement.
     The estimated fair value of the Senior Notes was $94,050,000 at December 31, 1993 based on quoted market price.

     In conjunction with the issuance of the Senior Notes, the Company entered into a three year $40,000,000 Revolving Credit Agreement, (the "Credit Agreement") with a lending institution. Under the terms of the Credit Agreement, the Company may borrow or issue letters of credit to the extent of its borrowing base primarily comprised of eligible accounts receivable and inventories. Borrowings bear interest at rates based upon either the prime rate or the London Interbank Offered Rate (LIBOR Rate). This Agreement is collateralized by substantially all the current assets of the Company. The Company is obligated to pay a commitment fee of .5% on the unused portion and is subject to various covenants including financial covenants and limitations on the incurrence of additional indebtedness, capital expenditures, and dividends. There were no borrowings at December 31, 1993, but the Company had issued $5,505,000 of letters of credit under the agreement.
     Annual maturities of long-term debt in the next five years amount to $77,000 per year. During 1992 the Company repaid $22,077,000 of debt, representing borrowings under the Prior Credit Agreement.
     Total interest cost incurred amounted to $10,441,000, $5,980,000 and $8,519,000 in 1993, 1992 and 1991, respectively, and included capitalized amounts of $544,000 in 1993, $218,000 in 1992, $484,000 in 1991. Interest paid approximates the amount of interest incurred during each year.


 D.  Pension plans

     The Company and its subsidiaries have pension plans covering substantially all employees. Benefits are generally based on years of service and a fixed monthly rate or average earnings during the last years of employment. Pension plan assets are invested in equity and fixed income securities, pooled funds including real estate funds and annuities. It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and as required by ERISA. Contributions to the Company's pension plans were $1,897,000, $2,728,000 and $4,593,000 for the years ended 1993, 1992 and 1991, respectively.
       Pension expense for 1993, 1992 and 1991 included the following components:

FOR THE YEARS ENDED DECEMBER 31,          1993      1992      1991
- - --------------------------------        -------   -------   -------
                                               (000'S OMITTED)

Service cost                            $ 1,720   $ 1,937   $ 2,409
Interest cost on projected benefit
  obligation                             10,955    11,083    11,136
Actual return on assets                 (18,107)   (6,849)  (22,207)
Net amortization and deferral             8,208    (3,403)   13,377
                                        -------   -------   -------
Net pension expense                     $ 2,776   $ 2,768   $ 4,715
                                        =======   =======   =======
Assumed long-term rate of return
  on plan assets                            9.0%      9.0%      9.0%

      A minimum liability is recorded in connection with certain underfunded pension plans whose liabilities exceed assets. The minimum liability is computed each year and was $14,065,000 in 1993, offset by an intangible pension asset of $8,368,000 and a corresponding $1,700,000 reduction to stockholders' equity. In 1992 the minimum liability was $14,615,000 offset by an intangible pension asset of $10,617,000 and a corresponding $535,000 reduction to stockholders' equity. The net balance of the cumulative reduction to stockholders' equity was $4,115,000 and $2,415,000 as of December 31, 1993 and 1992, respectively.
      During 1993, the Company recorded a loss of approximately $900,000 from the curtailment of pension benefits resulting from reductions in employees during 1993. During 1992, the Company recorded a gain of approximately $600,000 from a settlement of an over-funded pension plan terminated in a prior year.

      A reconciliation between the amounts recorded on the balance sheet and the summary table of the funding status of the pension plans is as follows:

DECEMBER 31,                               1993        1992
- - ------------                            --------     ---------
                                           (000'S OMITTED)

Pension liability per balance sheet     $(14,065)    $(14,615)
Prepaid pension expense included in
  prepaid expenses in the balance
  sheet                                    2,827        3,651
                                        --------     --------
Net prepaid pension expense (pension
  liability)                            $(11,238)    $(10,964)
                                        ========     ========

      A summary of the funding status of the pension plans and a reconciliation to the amounts recorded in the consolidated balance sheet are as follows:

DECEMBER 31, (000'S OMITTED)                                      1993
- - -----------------------------------------------------------------------
                                     ASSETS    ACCUMULATED
                                    EXCEEDING    BENEFITS
                                   ACCUMULATED  EXCEEDING
                                    BENEFITS      ASSETS     TOTAL
                                   ----------- -----------   -----
Actuarial present value of benefit
  obligations:

  Vested                           $ 88,960    $ 52,337     $141,297
  Nonvested                             491         426          917
                                   --------    --------     --------
  Accumulated benefit obligation     89,451      52,763      142,214
  Impact of forecasted salary
     increases during future
     periods                          7,346          62        7,408
                                   --------    --------     --------
  Projected benefit obligation
     for employee service to date    96,797      52,825      149,622
Current fair market value of plan
  assets                            107,938      32,993      140,931
                                   --------    --------     --------
Excess (shortfall) of plan assets
  over (under) projected benefit
  obligation                         11,141     (19,832)      (8,691)
Unrecognized net (gain) loss         (7,880)      4,938       (2,942)
Unrecognized net (asset) obligation
  at transition                        (539)      6,228        5,689
Unrecognized prior service costs      5,810       2,961        8,771
Adjustment required to recognize
  minimum liability                       -     (14,065)     (14,065)
                                   --------    --------     --------
Net prepaid pension expense
  (pension liability)              $  8,532    $(19,770)    $(11,238)
                                   ========    ========     ========
Estimated annual increase in
  future salaries                                           3.0 - 5.0%
Weighted average discount rate                                    7.5%

DECEMBER 31, (000'S OMITTED)                                      1992
- - ------------------------------------------------------------------------
                                     ASSETS    ACCUMULATED
                                    EXCEEDING    BENEFITS
                                   ACCUMULATED  EXCEEDING
                                    BENEFITS      ASSETS     TOTAL
                                   ----------- -----------   -----
Actuarial present value of benefit
  obligations:

  Vested                            $ 86,023    $ 50,350    $136,373
  Nonvested                              411         511         922
                                    --------    --------    --------
  Accumulated benefit obligation      86,434      50,861     137,295
  Impact of forecasted salary
     increases during future
     periods                           8,879         135       9,014
                                    --------    --------    --------
  Projected benefit obligation
     for employee service to date     95,313      50,996     146,309
Current fair market value of plan
  assets                             101,354      31,726     133,080
                                    --------    --------    --------
Excess (shortfall) of plan assets
  over (under) projected benefit
  obligation                           6,041     (19,270)    (13,229)
Unrecognized net (gain) loss          (3,697)      3,168        (529)
Unrecognized net (asset) obligation
  at transition                         (606)      8,074       7,468
Unrecognized prior service costs       6,433       3,508       9,941
Adjustment required to recognize
  minimum liability                        -     (14,615)    (14,615)
                                    --------    --------    --------
Net prepaid pension expense
  (pension liability)               $  8,171    $(19,135)   $(10,964)
                                    ========    ========    ========
Estimated annual increase in
  future salaries                                                5.0%
Weighted average discount rate                                   8.3%


     The Company and its subsidiaries also maintain savings/investment plans for most full-time salaried employees. Employer contributions to these defined contribution plans are made at the Company's discretion and are reviewed periodically. Such contributions amounted to $134,000, $375,000 and $290,000 during 1993, 1992 and 1991, respectively. Additionally, the Company contributed 58,927 shares of stock from Treasury to one of its defined contribution plans.

E.   Other postretirement benefits

     In addition to providing pension benefits, the Company and its subsidiaries provide most retired employees with health care and life insurance benefits. The majority of these health care and life insurance benefits are provided through insurance companies, some of whose premiums are computed on a cost plus basis. The annual cost of these benefits on the expense- as-incurred basis amounted to $4,849,000 in 1992 and $5,208,000 in 1991.
     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires companies to accrue postretirement benefits during the years the employees are working and earning benefits for retirement, as contrasted to the expense-as-incurred basis that the Company followed in 1992 and prior years. The Company elected to recognize the cumulative effect of the accounting change, resulting in a non-cash reduction in earnings in 1993 of $43,000,000 or $2.39 per share.
     Substantially all of the Aerospace Forgings Division and Corporate retirees and full-time employees are or become eligible for these postretirement health care and life insurance benefits if they meet minimum age and service requirements. Increases in the health care trend rate were assumed at 12%, 10% and 8% for 1993, 1994 and 1995, respectively. At that time, the Company contribution level is frozen and unaffected by inflation. A 1% increase in the health care trend rate over the next three years would increase the accumulated postretirement benefit obligation by approximately $1,464,000 and the ongoing service and interest cost by approximately $165,000 (both pre-tax). The weighted average discount rate used in determining the amortization of the accumulated postretirement benefit obligation was 7.5% and 9% at December 31, 1993 and 1992, respectively, and the average remaining service life was 20 years.
     The postretirement benefit expense in 1993 was $3,830,000, the components of which were service cost of $170,000 and interest cost on the benefit obligation of $3,660,000. The expense was $1,116,000 or $.06 per share less than what the Company would have recorded as expense under the expense as incurred basis in 1993. During 1993, the Company recorded a gain of approximately $540,000 from the curtailment of postretirement benefits resulting from reductions in employees during 1993.
     The Company has no plans for funding the liability and will continue to pay for retiree medical costs as they occur. The following cost components are included in the accumulated postretirement benefit obligation calculation at December 31, 1993 and 1992:

                                    DECEMBER 31,    DECEMBER 31,
                                        1993            1992
                                    ------------    ------------
Accumulated postretirement benefit
  obligation:
  Retirees                          $(39,141,000)   $(38,449,000)
  Fully eligible active plan
    participants                      (2,690,000)     (2,165,000)
  Other active plan participants      (2,967,000)     (2,386,000)
                                    ------------    ------------
                                     (44,798,000)    (43,000,000)

Plan assets at fair value                      -               -
                                    ------------    ------------

Accumulated postretirement benefit
  obligation in excess of plan
  assets                             (44,798,000)    (43,000,000)

Unrecognized net gain from past
  experience different from that
  assumed and from changes in
  assumptions                          3,454,000               -

Unrecognized transition obligation             -      43,000,000
                                    ------------    ------------

Accrued postretirement benefit
  cost                              $(41,344,000)   $          -
                                    ============    ============


     The accumulated postretirement benefit obligation for health insurance is $40,768,000 and $39,381,000 and for life insurance is $4,030,000 and $3,619,000 at December 31, 1993 and 1992, respectively.

 F.  Stock option plans

     On October 21, 1991, the Board of Directors adopted a Long-Term Incentive Plan (the "Plan"). The Plan was approved by the stockholders of the Company in April 1992 and is administered in all respects by the Management Resources and Compensation Committee of the Board (the "Committee"), which has plenary authority to interpret the Plan and to adopt rules relating thereto. The Committee may also determine the number, frequency and timing of awards, as well as the type of award and its exercise price, if any, prescribes any performance criteria to be met and any restrictions on exercise and determines any other terms or conditions, including schedules for vesting and exercisability and the conditions under which vesting and exercisability may be accelerated, such as in the event of a change in control of the Company.
     The Committee may grant awards in the form of non-qualified stock options or incentive stock options to those key employees of the Company and its subsidiaries, including executive officers, it selects to purchase in the aggregate up to 1,750,000 shares of newly-issued or treasury common stock. The exercise price of non-qualified stock options may not be less than 50% of the fair market value of such shares on the date of grant or, in the case of incentive stock options, 100% of the fair market value on the date of grant. Awards of stock appreciation rights ("SAR's") may also be granted, either in tandem with grants of stock options (and exercisable as an alternative to the exercise of stock options) or separately. SAR's allow the grantee to receive without payment upon surrender of the SAR's, and tandem options, if any, an amount payable in cash, shares or a combination thereof, at the Committee's discretion, not exceeding the value on the exercise date of the number of shares for which the SAR's are exercised over the exercise price of the SAR's. The exercise price of an SAR may not be less than 50% of the fair market value of a share on the date of grant or, in the case of an SAR related to an option, not less than the option exercise price.
     In addition, the Committee may grant other awards that consist of or are denominated in or payable in shares or that are valued by reference to shares, including, for example, restricted shares, phantom shares, performance units, performance bonus awards or other awards payable in cash, shares or a combination thereof at the Committee's discretion.
     The 1975 Executive Long-Term Incentive Program (the "Program"), as amended, provided for the granting of stock options, alternative common stock appreciation rights and performance bonus award units to key employees of the Company and its subsidiaries.

     The 1975 program expired on December 31, 1992, except as to outstanding grants.

     Option activity under the 1975 Program and the 1991 Plan for the three years ended December 31, 1993 was as follows:

                                       OPTION
                                     PRICE RANGE         SHARES
                                     -----------         ------
     Outstanding at
       December 31, 1990           $6.25 - $29.00        674,248

     1991:
          Granted                   3.75 -   6.63      1,263,325
          Terminated                6.25 -  29.00        (45,407)
          Expired                           19.00        (52,920)
                                                       ---------
     Outstanding at
       December 31, 1991            3.75 -  29.00      1,839,246

     1992:
          Granted                            5.00        321,502
          Terminated                         3.75       (185,001)
          Exercised                          3.75        (16,666)
          Cancelled                 3.75 -  29.00        (65,895)
                                                       ---------
     Outstanding at
       December 31, 1992            3.75 -  29.00      1,893,186

     1993:
          Granted                   5.00 -   6.00        285,500
          Terminated                3.75 -  29.00       (370,275)
          Exercised                          3.75        (70,831)
                                                       ---------
     Outstanding at
       December 31, 1993                               1,737,580
                                                       =========


     Options for 867,131, 676,527 and 428,564 shares, were exercisable at December 31, 1993, 1992 and 1991, respectively. At December 31, 1993, 619,500 shares were available for future grants. There were no options granted at less than fair value in the three years ended December 31, 1993.

G.   Stock purchase rights

     In August 1988, the Company adopted a Rights Agreement (the "Rights Agreement"), and in October 1988, the Company declared a dividend distribution of one common stock purchase Right on each outstanding share of common stock. The Rights will become exercisable at a purchase price of $55 each on the distribution date which occurs if a person or group acquires or makes an offer to acquire 20% or more of the Company's common stock.
     In the event that at any time following the distribution date, (i) a person or group becomes the beneficial owner of 20% or more of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the continuing Directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), (ii) the Company is the surviving corporation in a merger and its common stock is not changed or exchanged, (iii) an acquiring person engages in one or more self-dealing transactions as set forth in the Rights Agreement, or (iv) during such time as there is an acquiring person, an event occurs which results in such person's ownership interest being increased by more than 1%, each holder of a Right will thereafter have the right to receive, upon exercise of the Right and payment of the purchase price, common stock or a combination of common stock, cash, preferred stock or debt having a value equal to two times the purchase price of the Right. Alternatively, in such event and with the approval of the continuing Directors, each holder of a Right will have the right, or may be permitted only, to receive shares of common stock having a value equal to the purchase price upon surrender of the Right to the Company and without payment of the purchase price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are beneficially owned by the acquiring person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company.
     In the event that, at any time following the date on which a person or group acquires 20% or more of the Company's outstanding shares (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than certain exceptions mentioned in the Rights agreement) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right which has not been previously voided shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right. The Rights may generally be redeemed by the Company at a price of $.02 per Right and they expire in November 1998.

H.   Commitments and contingencies

     At December 31, 1993, certain lawsuits arising in the normal course of business were pending. The Company denies all material allegations of these complaints. In the opinion of management, the outcome of legal matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

     As of December 31, 1993, the Company had contributed $4,100,000 in cash towards its share of the capital requirements of its Australian joint venture for the production of nickel-based superalloy. The Company is committed to contribute an additional $3,400,000 to the joint venture. However, the joint venture has entered into a credit agreement with an Australian bank which the Company expects will provide sufficient liquidity to meet the joint venture's future cash requirements. The Company has guaranteed 25% of the joint venture's obligations under the credit agreement totalling $17,500,000. This guarantee expires at such time as the joint venture demonstrates its ability to produce commercially acceptable products.

I.   Federal, foreign and state income taxes

     As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, ("SFAS 109"), Accounting for Income Taxes. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS 109, income tax expense was determined using the liability method prescribed by Financial Accounting Standards Board Statement No. 96, ("SFAS 96"), Accounting for Income Taxes, which is superseded by SFAS 109. Among other changes, SFAS 109 relaxes the recognition and measurement criteria for deferred tax assets required by SFAS 96, and requires the recognition of a valuation reserve in those circumstances where it is more likely than not that some portion of the deferred tax asset will not be realized.

     As permitted under SFAS 109, the Company has elected not to restate the financial statements of prior years. The impact of this change on the results of operations for the year ended December 31, 1993 was immaterial.

Income tax benefit (expense) is comprised of the following (000's omitted):

FOR THE YEARS ENDED DECEMBER 31,     1993      1992      1991
- - --------------------------------     ----      ----      ----
Current:

     Federal                        $     -   $     -   $ 3,725
     State and foreign                    -         -      (250)
                                    -------   -------   -------
                                          -         -     3,475
Deferred tax benefits                     -         -    22,595
                                    -------   -------   -------
                                    $     -   $     -   $26,070
                                    =======   =======   =======

     The Company received income tax refunds of $282,000 and $3,725,000 during 1993 and 1992, respectively, and made income tax payments of $1,145,000 during 1991.
     The deferred income tax benefit reflects changes in the expected impact of temporary differences between the amounts of assets and liabilities for financial statement purposes and the corresponding amounts determined under the applicable tax laws and regulations.

     The benefit (provision) for income taxes is at a rate other than the federal statutory tax rate for the following reasons ($000's omitted):

FOR THE YEARS ENDED DECEMBER 31,
- - --------------------------------
                                             1993               1992              1991
                                 ----------------   ----------------   ----------------
U.S. federal statutory
  tax rate                       $ 5,781    34.0%   $(7,410) (34.0)%   $42,755    34.0%
Recognition of previously
  unrecognized deferred
  tax assets                           -       -      7,410   34.0           -       -
Tax carryforwards without
  current tax benefits            (5,781)  (34.0)         -      -     (16,520)  (13.3)
State income taxes, net
  of federal tax benefit               -       -          -      -        (165)      -
                                 -------    ----    -------    ---     -------    ----
Income tax benefit
  (expense)                      $     -       -%   $     -      -%    $26,070    20.7%
                                 =======    ====    =======    ===     =======    ====


     Tax net operating loss carryforwards of $57,200,000 and book net operating loss carryforwards of $79,000,000 begin expiring in the year 2006.

     The principal components of deferred tax assets and liabilities were as follows (000's omitted):
                                                         AS ADJUSTED
                                           DECEMBER 31,  JANUARY 1,
                                              1993          1993
                                           ------------  -----------
     Deferred tax assets:
       Provision for postretirement
         benefits                            $ 14,057    $ 14,620
       Net operating loss carryforwards        19,380      10,500
       Restructuring provisions                 6,134      10,841
                                             --------    --------
                                               39,571      35,961
       Valuation Allowance                    (27,714)    (25,120)
                                             --------    --------
                                               11,857      10,841
                                             --------    --------

     Deferred tax liabilities:
       Accelerated depreciation                 8,335      11,257
       Other                                    6,145       2,207
                                             --------    --------
                                               14,480      13,464
                                             --------    --------
     Net deferred tax liability              $  2,623    $  2,623
                                             ========    ========

     The net deferred tax liability is included in Deferred Income Taxes and Other on the accompanying consolidated balance sheet and has not been disclosed separately on the face of the balance sheets.

J.   Contributed capital and other information

     There have been no substantial changes in common stock for the two years ended December 31, 1993. At December 31, 1993, the Company had reserved 2,357,080 shares of common stock for stock options related to the 1975 Executive Long-Term Incentive Program and the 1991 Long-Term Incentive Plan.
     Capital in excess of par value decreased $1,753,000 and $567,000 in 1993 and 1992, respectively. The decrease resulted from Treasury stock activity when either stock options were exercised or when the Company matched employee contributions to one of its defined contribution plans.
     There were 17,936,000, 17,848,000 and 17,831,000 average shares outstanding during the years ended December 31, 1993, 1992 and 1991, respectively.
     Research and development expenses, including related depreciation, amounted to $2,778,000, $3,013,000 and $3,333,000 for the years ended December 31, 1993, 1992 and 1991, respectively.
     There were $20,738,000 of intangible assets net of accumulated amortization of $7,630,000 and $21,483,000 of intangible assets net of accumulated amortization of $6,482,000 at December 31, 1993 and 1992, respectively.
     The Company is engaged principally in the engineering, production and marketing of high-strength, high-technology forged, cast metal and composite components used for a wide variety of primarily aerospace applications and the design and production of prototype products using composite technologies. The Company's accounts receivable are concentrated with a small number of Fortune 500 companies participating in the aerospace industry, with whom the Company has long-standing relationships. Accordingly, management considers credit risk to be low. Sales to the Company's two largest customers amounted to $92,465,000, $111,660,000 and $130,209,000 during the years ended December 31,
1993, 1992 and 1991, respectively.

K.   Disposal of Operations

     During 1990 the Company decided to focus its resources upon aerospace markets and to divest itself of the automotive crankshaft production facilities which were no longer considered strategic. Accordingly, in 1991 the Company sold its automotive crankshaft forging facility in Danville, Illinois for approximately $16,000,000 and commenced liquidation of its automotive crankshaft machining facility in Jackson, Michigan. The Company provided $7,198,000 and $4,300,000 in the third and fourth quarters of 1991, respectively, for the estimated pre-tax costs of exiting the automotive crankshaft businesses. The provision included the write-down of assets to estimated realizable value, estimated operating losses to the date of the planned closing of machining operations, employee related costs, disposal, and other expenses. Proceeds from the sale of certain fixed assets of the Jackson, Michigan production facility approximated $451,000 in 1992 and $1,000,000 in 1991 and the remaining net assets, primarily fixed assets amounted to $2,216,000 and $3,281,000 at December 31, 1993 and 1992, respectively, and are classified as Property, Plant and Equipment on the accompanying consolidated balance sheets. Revenues of the automotive crankshaft businesses were not significant in 1992 while revenues of $48,800,000 in 1991 were included in consolidated revenues.

     In November 1993, the Company sold substantially all of the net assets and business operations of its Wyman-Gordon Composites, Inc. operations. The Company recorded a non-cash charge on the sale in the fourth quarter of 1993 of $2,453,000. In November and December 1993, the Company received approximately $4,300,000 as the proceeds from the sale of its Wyman-Gordon Composites, Inc. operations. Revenues of the Wyman-Gordon Composites, Inc. operations of $9,149,000 in 1993, $12,847,000 in 1992 and $18,016,000 in 1991 were included in consolidated revenues, respectively.


L.   Restructuring of Operations and Environmental Matters

     During 1991, in response to the excess capacity in the forging industry and resulting declines in current and anticipated customer demand, the Company incurred pre-tax charges of $87,966,000 and $11,498,000 in connection with a restructuring program primarily at its forging operations and disposition of its automotive crankshaft operation, respectively.
     A significant portion of this charge related to the consolidation of all forging operations into a single facility. This facility is being reconfigured to improve production efficiencies. This program also includes, among other items, severance of employees, acceleration of certain employee benefit programs, and streamlining of equipment and manufacturing processes.
     During 1991 and the years which followed, the Company made substantial progress in implementing its 1991 restructuring plan. The consolidation and reconfiguration of the Company's two Massachusetts forging facilities is substantially complete, there are some retooling and relocation activities which still remain to be completed in 1994 and thereafter. The process of divesting the Company's automotive crankshaft forging division is virtually complete with minor costs remaining. The Company has completed all environmental projects within establish timetables and is continuing to do so at the present time.
     In 1991 the Company charged $52,600,000 against the newly established reserve, $51,900,000 of non-cash charges to write assets down to their realizable value and $700,000 of cash charges incurred from consolidation and reconfiguration of existing facilities. In 1992 the Company charged $2,400,000 of non-cash charges against the reserve in order to write-down certain assets after consolidation and reconfiguration to their realizable value, cash charges were made against the reserve for consolidation and reconfiguration of existing facilities of $21,100,000 and for severance and related costs of $2,200,000.
In 1993 the Company made non- cash charges against the reserve of $1,700,000 due to a write-off of inventory which had been on hand prior to December 31, 1991 and was identified as excess or obsolete, cash charges were made against the reserve for consolidation and reconfiguration of existing facilities of $4,800,000 and for severance and related costs of $2,000,000.

     A summary of charges made or estimated against 1991 restructuring and disposal reserves is as follows (000's omitted):

YEARS ENDED DECEMBER 31,
- - ------------------------
                     1991    1992    1993    1994  THEREAFTER  TOTAL
     CASH            ----    ----    ----    ----  ----------  -----
     ----
Consolidation and
 Reconfiguration
 of existing
 facilities        $   700  $21,100  $4,800  $3,000  $7,100   $36,700

Severance                -    2,200   2,000     800   1,800     6,800
                   -------  -------  ------  ------  ------   -------
 Total cash
  charges              700   23,300   6,800   3,800   8,900    43,500


     NON-CASH
     --------
Asset Revaluation   51,900    2,400   1,700       -       -    56,000
                   -------  -------  ------  ------  ------   -------

Total charges
 against reserve   $52,600  $25,700  $8,500  $3,800  $8,900   $99,500
                   =======  =======  ======  ======  ======   =======

     The Company is subject to extensive, stringent and changing federal, state and local environmental laws and regulations, including those regulating the use, handling, storage, discharge and disposal of hazardous substances and the remediation of alleged environmental contamination. Accordingly, the Company is involved from time to time in administrative and judicial inquiries and proceedings regarding environmental matters. Nevertheless, the Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company's operations as a whole. The Company continues to design and implement a system of programs and facilities for the management of its raw materials, production processes and industrial waste to promote compliance with environmental requirements. In 1991, the Company recorded a pre-tax charge of $7,000,000 with respect to environmental investigation and remediation costs at one of the Company's facilities. Additionally, a pre-tax charge of $5,000,000 against potential environmental remediation costs upon the eventual sale of another facility is included in the 1991 restructuring charge discussed above. Pursuant to an agreement entered into with the U.S. Air Force upon the acquisition of a facility from the federal government in 1982, the Company has agreed to make additional expenditures of approximately $10,100,000 for environmental management and remediation projects at that site during the period 1992 through 1999, including $4,400,000 of planned costs in 1994 for new wastewater treatment facilities to be constructed during 1993 and 1994 in accordance with an administrative compliance order entered into with the United States Environmental Protection Agency (the "EPA"). The Company, together with numerous other parties, has also been alleged to be a potentially responsible party at four federal or state Superfund sites. The Company does not believe that liabilities related to such sites will be material in the aggregate.
     The Company's Grafton, Massachusetts plant location is one of 46 sites throughout the country included in the U.S. Nuclear Regulatory Commission's ("NRC") May 1992 Site Decommissioning Management Plan ("SDMP") for low-level radioactive waste. The SDMP identifies the Company's site as a "Priority C" (lowest priority) site. The NRC conducted a long range dose assessment in 1992 to determine what action, if any, it would order with respect to the site; its draft report states that the site should be remediated. However, the Company believes the NRC's draft assessment was flawed and has retained an environmental engineering firm to challenge that draft assessment. The Company has submitted the environmental engineering firm's Dose Assessment Review to NRC for consideration but has had no response from NRC to date.
     The Company has provided $1,500,000 for the estimated cost of the remediation. The Company believes that it may have meritorious claims for reimbursement from the U.S. Air Force in respect of any liabilities it may have for such remediation.

M.   Selected quarterly financial data (unaudited)

Selected quarterly financial data for 1993 and 1992 were as follows:

Quarter                             1st       2nd       3rd       4th
- - ------------------------------  -------  --------  --------  --------
                               (000's omitted, except per share data)
1993
- - ---------------------------------------------------------------------

Revenue                        $ 62,916   $66,665   $56,330  $53,850
Cost of goods sold               57,033    60,409    50,364   55,420
Income (loss) from operations       520     2,072       815  (11,836)(a)
Income (loss) before income
  taxes and cumulative effect
  of changes in accounting
  principles                     (3,068)     (620)    1,253  (14,569)
Income (loss) before cumulative
  effect of changes in accounting
  principles                     (3,068)     (620)    1,253  (14,569)
Cumulative effect of changes in
  accounting principles         (43,000)        -         -        -
Net income (loss)               (46,068)     (620)    1,253  (14,569)
Net income (loss) per share before
  cumulative effect of changes in
  accounting principles            (.17)     (.03)      .07     (.82)
Cumulative effect of changes in
  accounting principles           (2.39)        -         -        -
Net income (loss) per share       (2.56)     (.03)      .07     (.82)


1992
- - ---------------------------------------------------------------------

Revenue                          $82,401  $73,647   $65,960  $76,873
Cost of goods sold                74,461   65,912    54,270   53,480(b)
Income (loss) from operations      1,363    4,312     6,270   17,029
Income (loss) before income
  taxes                           (1,032)   2,589     4,810   15,428
Net income (loss)                 (1,032)   2,589     4,810   15,428
Net income (loss) per share         (.06)     .15       .27      .85

(a) Income (loss) from operations during the fourth quarter of 1993 reflects charges of $2,453 on the sale of substantially all of the net assets of Wyman-Gordon Composites, Inc. and $2,400 resulting from a change in estimated cash surrender values provided by the Company's insurance actuaries on Company-owned life insurance policies.

(b) Cost of goods sold during the fourth quarter of 1992 reflects a $15,300 LIFO credit as a result of higher year-end shipments.

N.   Subsequent event

     On January 14, 1994, the Company and Cooper Industries, Inc. ("Cooper") entered into a Stock Purchase Agreement dated as of January 10, 1994 (the "Stock Purchase Agreement") for the Company to acquire from Cooper all of the issued and outstanding shares of Cameron Forged Products Company ("Cameron") common stock, par value $.208 1/3 per share ("Cameron Common Stock"). Under the terms of the Stock Purchase Agreement, the Company will pay a purchase price for the Cameron Common Stock equal to 16,500,000 shares of the Company's common stock, par value $1.00 per share (the "Shares") and $5,000,000 in cash payable in installments as provided in the Stock Purchase Agreement. The Purchase Price will be subject to a cash adjustment to be paid by either Cooper or the Company based upon certain changes in the balance sheet of Cameron between September 26, 1993 and the date of the closing of the acquisition.
     As of January 10, 1994, there were 18,002,803 Shares outstanding, and after giving effect to the acquisition, Cooper will own approximately 48% of the outstanding Shares. Pursuant to an Investment Agreement dated as of January 10, 1994, between the Company and Cooper (the "Investment Agreement"), the Shares to be issued to Cooper pursuant to the Stock Purchase Agreement will be subject to certain restrictions on voting and disposition as well as certain registration rights.
     The Investment Agreement provides that Cooper is entitled to designate two persons to serve on the Board of Directors of the Company so long as Cooper owns more than 5% of the outstanding Shares.
     For a period of ten years after the Closing Date, so long as Cooper owns 5% or more of the outstanding Shares, Cooper will be subject to certain limitations on transfer of its Shares and will be required to vote its Shares either in the manner recommended to shareholders by the Board of Directors of the Company, or, at Cooper's election, in the same proportion as the vote of the other shareholders of the Company, unless the matter being voted on by the shareholders of the Company would, if approved, result in a breach of the Investment Agreement. Furthermore, the limitations on Cooper's transfer of its Shares and the voting restrictions on Cooper's shares will terminate upon the occurrence of certain Trigger Events as defined in the Investment Agreement.
     Consummation of the acquisition is subject to certain conditions, including, among others, approval by the Company's shareholders and the obtaining of consents from certain lenders of the Company.

Wyman-Gordon Company and Subsidiaries
Consolidated Ten-Year Financial Review

                                         1993       1992        1991
                                     --------   --------    --------
Operations
  Revenue                            $239,761   $298,881    $355,390
  Cost of goods sold                  223,226    248,123     333,352
  Restructuring, disposal and
     environmental charges                  -          -     106,464
  Interest expense                      9,897      5,762       8,035
  Income tax benefit (expense)              -          -      26,070
  Income (loss) from continuing
     operations                       (17,004)    21,795     (99,681)
  Income (loss) from discontinued
     operations (c)                         -          -           -
  Income (loss) before cumulative
     effect of changes in accounting
     principles                       (17,004)    21,795     (99,681)
  Cumulative effect of changes in
     accounting principles (a)        (43,000)         -           -
  Net income (loss)                   (60,004)    21,795     (99,681)
  Dividends paid                            -          -       5,349
  Depreciation                         14,421     14,659      24,196
  Capital expenditures                 13,866     11,156      10,192
  Backlog                             256,259    309,679     386,905
Financial position
  Inventories                          42,388     53,688      70,287
  Short-term borrowings                     -          -           -
  Working capital                      90,685     96,057     110,859
  Working capital ratio                   4.0        3.7         2.7
  Property, plant and equipment, net   98,344    102,680     110,400
  Total assets                        286,634    295,156     339,154
  Long-term debt                       90,461     70,538      90,615
  Net debt to total capitalization      42.3%      32.1%       39.4%
  Stockholders' equity                 88,349    149,516     128,088
  Total capital                       178,810    220,054     218,703
Measures of profitability
  Income (loss) from continuing
    operations as a percent of:
     Revenues (d)                        (7.1)       7.3       (28.0)
     Average stockholders' equity
       during the year (d)              (14.3)      15.7       (55.3)
Per share data
  Income (loss) per share:
     Continuing operations               (.95)      1.21       (5.59)
     Discontinued operations                -          -           -
   Income (loss) before cumulative
     effect of changes in accounting
     principles                          (.95)      1.21       (5.59)
  Cumulative effect of changes in
     accounting principles (a)          (2.39)         -           -
  Net income (loss)                     (3.34)      1.21       (5.59)
  Dividends paid                            -          -         .30
  Stockholders' equity                   4.91       8.37        7.18
Average shares outstanding             17,936     17,848      17,831

    1990      1989    1988(b)     1987      1986      1985      1984
- - --------  --------  --------  --------  --------  --------  --------
$405,381  $372,761  $273,950  $313,527  $343,917  $388,408  $408,503
 355,055   344,466   242,641   263,309   302,936   317,178   314,767

       -         -         -         -    55,000    23,321         -
   8,727     4,714     1,243     2,015     2,268     2,540     1,987
  (5,702)    1,864    (3,814)  (12,402)   20,774    (7,271)  (26,775)

   8,696    (3,184)   14,472    14,563   (20,590)    8,722    36,795

       -         -         -         -         -    (5,281)   (1,433)

   8,696    (3,184)   14,472    14,563   (20,590)    3,441    35,362

       -         -         -         -         -         -         -

   8,696    (3,184)   14,472    14,563   (20,590)    3,441    35,362
  14,265    14,265    14,264    14,275    14,476    15,193    15,478
  24,825    22,622    20,306    22,182    26,540    23,620    21,010
  13,563    22,266    32,799    21,961    17,033    18,516    19,213
 392,857   350,596   315,950   255,122   260,235   319,108   366,432

  76,570    80,079    83,816    81,613    96,003   104,273    86,920
  26,500    39,820    11,483         -         -         -         -
 124,030    91,011   103,402   143,751   148,657   168,523   188,492
     2.7       2.1       2.9       4.1       3.9       4.5       4.8
 186,091   173,595   172,508   158,288   160,798   204,173   179,796
 421,886   400,251   352,372   359,479   368,517   435,980   442,049
  73,892    33,511    17,113    16,875    19,264    21,562    25,185
   22.0%     10.8%      5.2%   (13.0)%    (4.2)%    (6.0)%   (12.2)%
 232,157   240,568   254,451   257,809   257,697   316,434   331,578
 306,049   274,079   271,564   274,684   276,961   337,996   356,763



     2.2       (.9)      5.3       4.6      (6.0)      2.2       9.0

     3.7      (1.3)      5.7       5.6      (7.2)      2.7      11.2


     .49      (.18)      .81       .82     (1.13)      .46      1.90
       -         -         -         -         -      (.28)     (.07)

     .49      (.18)      .81       .82     (1.13)      .18      1.83

       -         -         -         -         -         -         -

     .49      (.18)      .81       .82     (1.13)      .18      1.83
     .80       .80       .80       .80       .80       .80       .80
   13.02     13.49     14.27     14.46     14.44     16.80     17.32
  17,831    17,831    17,830    17,846    18,152    19,025    19,350

[FN]
(a) Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 106 requires postretirement benefit obligations to be accounted for on an accrual basis rather than the "pay-as-you-go" basis formerly used. The Company elected to recognize the cumulative effect of these accounting changes, resulting in a non-cash reduction in earnings for the year ended 1993 of $43,000,000 million or $2.39 per share.

(b) The Company changes its method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 96 effective January 1, 1988 which increased net income by $8,424,000 or $.47 per share during 1988.

(c) The above information reflects the reclassification of amounts applicable to the discontinued agricultural and earthmoving equipment segment in 1985.

(d) Excludes the cumulative effect of changes in accounting principles in 1993.

                             CORPORATE INFORMATION
                             ---------------------

DIRECTORS

E. Paul Casey             Jon C. Strauss           WYMAN-GORDON COMPANY
Chairman                  President
Metapoint Partners        Worcester Polytechnic    Corporate Offices
Investment partnership    Institute                Grafton, Massachusetts

Warner S. Fletcher        Charles A. Zraket        FORGINGS DIVISION
Attorney and Director     Former President and
Fletcher, Tilton          CEO                      Grafton, Massachusetts
& Whipple, P.C.           The MITRE Corporation    Millbury,          Massachusetts
attorneys                 systems engineering      Worcester, Massachusetts
                          and research

Robert G. Foster          HONORARY DIRECTOR        SUBSIDIARIES
President and Director    Joseph R. Carter
Commonwealth              Former Chairman          Wyman-Gordon
BioVentures, Inc.                                  Investment Castings,Inc.
private venture capital
                                                   Groton, Connecticut
                                                   Tilton,New Hampshire
Russell E. Fuller         CORPORATE OFFICERS       San Leandro, California
Chairman                                           Carson City, Nevada
REFCO, Inc.               John M. Nelson
specialty industrial      Chairman and
products                  Chief Executive Officer

David P. Gruber           David P. Gruber          Scaled Composites, Inc.
President and Chief       President and Chief      Mojave, California
Operating Officer         Operating Officer

M Howard Jacobson         Luis E. Leon
Senior Advisor            Vice President-Finance
Bankers Trust             and Treasurer
private banking

Judith S. King            Sanjay N. Shah
Community Volunteer and   Vice President
Personal Investments      Assistant General Manager
                          Forgings Division

George S. Mumford, Jr.    Jeremy F. Swett
Professor                 Associate General Counsel
Tufts University          and Assistant Clerk

John M. Nelson            Wallace F. Whitney, Jr.
Chairman and              Vice President
Chief Executive Officer   General Counsel and Clerk

                          Frank J. Zugel
                          Vice President
                          General Manager
                          Wyman-Gordon Investment
                          Castings

                         SHAREHOLDER REFERENCE:

                         Annual Meeting: The annual meeting of shareholders will be held at 10 A.M., Tuesday, May 10, 1994 at Mechanics Hall, 321 Main Street, Worcester, Massachusetts. A formal notice of the meeting with a proxy statement and form of proxy is being mailed to each stockholder separately.

                         STOCK TRANSFER AGENT AND REGISTRAR:

                         The Company's agent is responsible for shareholder records and issuance of stock certificates. To resolve questions concerning these matters contact:

                         State Street Bank and Trust Company
                         Corporate Stock Transfer Department
                         P.O. Box 8200
                         Boston, MA 02266-8200

                         Telephone:  (800) 426-5523

                         10K REPORT:

                         Single copies of the Company's 1993 Annual Report on Securities and Exchange Commission Form 10K (without exhibits) will be provided without charge to shareholders after April 1, 1994, upon written request directed to the Clerk of the Corporation, Wyman-Gordon Company, 244 Worcester Street, Box 8001, North Grafton, Massachusetts 01536-8001.