Form 10-K, Exhibit 13
period 1995-06-03
WYMAN GORDON CO
filed 1995-09-01
CIK 108703

EXHIBIT 13




                  WYMAN-GORDON COMPANY ANNUAL REPORT 1995




                           Wyman-Gordon Company
         1995 Annual Report for the fiscal year ended June 3, 1995
                          112th year of operation







On the Front and Back Covers:

Paul Stewart, a die sinker at the company's Grafton, MA forging facility, performs an in-process inspection of impressions in a die used to forge a mid-fuselage titanium bulkhead for the F-22 New Generation Air Superiority Fighter. Its size - the largest titanium closed-die forging ever produced by the company - and complex geometry made this single-piece bulkhead a major challenge to design and produce.





























                             ABOUT THE COMPANY

     Wyman-Gordon is a leading manufacturer of high quality, technology advanced forging and investment casting components, and composite airframe structures for the commercial aviation, commercial power and defense industries. The company employs approximately three thousand people in eleven plants in the United States and one in Scotland.


                             TABLE OF CONTENTS

                           Financial Highlights

                          Letter to Stockholders

                            Company Highlights

                          Management's Discussion

                     Consolidated Financial Statements

                Notes to Consolidated Financial Statements

                           Corporate Information

                           Investor Information

































                   WYMAN-GORDON COMPANY AND SUBSIDIARIES
                           FINANCIAL HIGHLIGHTS

                   (In millions, except per-share data)


                                    TWELVE MONTHS ENDED
                              JUNE 3, 1995   MAY 28, 1994(a)
Revenues                        $396.6         $224.7

Income (loss) from operations     13.7          (63.7)

EBITDA                            30.2          (45.4)

Net Income (loss)                  1.0          (72.4)

Working Capital                   93.1           91.7

Total Assets                     369.1          394.7

Stockholders' equity              80.9           72.5

Order Backlog                    468.8          389.4

Shares Outstanding                35.0           34.5

Per-share data:

     Net Income (loss)          $  .03         $(4.02)

     Stockholders' equity       $ 2.30         $ 2.10

     Market Price               $11.00         $ 6.25

[FN]
(a) 1994 amounts exclude Cameron revenues and operating results, but include Cameron backlog and assets, and $35.0 million of restructuring, disposal and other charges (pre-tax).



















                            TO OUR STOCKHOLDERS

     During the past year, we achieved many of our goals in the transformation of Wyman-Gordon Company. We are working on the priorities that drive sustainable growth and profitability: maintaining strong customer positions in the commercial aircraft industry; continuing cost reduction; focusing our factories to improve accuracy, speed, service and quality; and enhancing our ability to work with challenging metals to meet customer needs and open new market opportunities.

     We have accomplished the very important first step of being profitable at low business levels. It was a year that saw the beginning of what many observe as a slow, steady recovery in the commercial aviation business which will continue and accelerate throughout the last half of the 1990s. Recent successful cost reduction efforts have positioned us to realize major benefits as the market improves.

     We and our customers are seeing the anticipated economic, manufacturing and competitive advantages from the acquisition of Cameron Forged Products Company. Together we are a much stronger company than either would be standing alone. Wyman-Gordon enhanced its core strengths in metallurgy and added new skills, facilities and processes. Dramatic productivity gains are already evident, and cost reductions total over $25 million. We have unique talent for manufacturing large dimensional forged parts that ever-larger aircraft and engines require. For example, Boeing's new 777 widebody aircraft and the GE90, Pratt & Whitney 4086 and Rolls Royce Trent 800 engines which power it, will contribute to our anticipated success.

     Our investment casting division, which pursued a similar course of integration and synergy savings several years ago, achieved strong revenue growth, improved profitability and cash generation. We also continue to be encouraged by the profits and cash flows generated by our Scaled Composites division.

     While the aerospace market will continue to be central to our success, we are actively engaging new market opportunities such as heavy wall seamless steel pipe for commercial power plants, and large forged components and investment castings for land-based gas turbines. The Wyman-Gordon of the future will continue to be built on core strengths: the technologies of metals, processed by world class manufacturing operations. Customers will receive fully-machined and ready-to-assemble parts having extremely high reliability, very short production cycles and competitive values.

     Wyman-Gordon will endeavor to provide stockholders with financial returns which compare favorably with those which bring about investment grade debt ratings. Such returns are achievable and we will strive to reach them.

     We are most appreciative of the support and sacrifices of Wyman-Gordon employees throughout the company. Their efforts and contributions to our overall improvement have been impressive.



     The following pages describe the strengths of our company and will convey the optimism that we hold about the future.


/S/ JOHN M. NELSON               /S/ DAVID P. GRUBER

John M. Nelson                   David P. Gruber
Chairman                         President and Chief Executive
                                 Officer

(A picture of John M. Nelson and David P. Gruber is located under their titles)















































                            COMPANY HIGHLIGHTS
LEADERSHIP

     Leadership is claimed by many companies, achieved by few. And if it is achieved, fewer still are able to sustain it. Wyman-Gordon has been the number one supplier of forgings to the aerospace industry for decades; its leadership as the prime producer of forged parts traces back almost to the beginnings of aviation. Its mastery of metals brought leadership, abetted by unrivaled ability to process titanium alloys, nickel-based superalloys, steel and aluminum. A unique manufacturing infrastructure - of talent, experience and equipment - enables Wyman-Gordon to forge large structural airframe and engine components, an advantage which enables it to satisfy current requirements for larger parts.

     The company is the world leader in the production of nickel-based powder billet used to forge aircraft engine turbine discs. Further, we are the only totally integrated company in the world which produces this powder, extrudes it into billet and forges it isothermally into aircraft engine components.

     We possess unique castings capabilities and offer the widest choice of alloys in the investment castings industry, ranging from titanium and nickel-based superalloys to magnesium and aluminum. Parts can be cast that weigh as little as a gram or as much as 600 pounds. An adeptness in geometric complexity, another hallmark of our investment castings business, is leading to new opportunities in the aerospace market and in recreational and other commercial performance products markets.

     Our Scaled Composites subsidiary is the world leader in design and rapid development of composite airframe structures.

(A picture of D'Lena Brooks, a member of the dimensional layout team at the company's Groton, CT investment castings facility, observes inspection of a 30 inch diameter as-cast combustor dome by a computerized coordinate measuring machine. The use of a high temperature metal alloy and demanding dimensional profile requirements presented engineering challenges. Using rapid prototyping techniques to eliminate conventional blueprint and tooling methods, prototyping was completed in two weeks and delivery was made only eleven weeks after the part was ordered, at costs which were favorable to alternative manufacturing processes.)

(A caption above a graph states: Wyman-Gordon's leadership is clearly demonstrated by recent successes in reducing industrial accident rates. A comprehensive safety program and increased employee training have led to these notable results. The company's safety record now outpaces the Forging Industry and U.S. Industrial averages.)

(A graph is shown for Industrial Accidents per 200,000 man-hours worked. Forging Industry Average is 7.5 from 1991 to 1995; U.S. Industrial Average is 6.8 in 1991 and 1992 and 4.2 thereafter; Wyman-Gordon's performance was 3.8 in 1991, 4.0 in 1992, 3.7 in 1993, 1.3 in 1994, and 1.0 in 1995)


METALLURGY

     Wyman-Gordon is a materials engineering company. We engineer metals from basic raw materials through melting, conversion, investment casting and forging to meet the most exacting structural and mechanical properties required by our customers.

     Our engineers have mastered the controls necessary to formulate titanium alloys at our Millbury, Massachusetts facility, nickel-base powder alloys at our Brighton, Michigan facility and nickel-base superalloys at our jointly owned melting facility in Western Australia.

     These carefully formulated materials are then subjected to the same exacting controls, when they are processed in our investment casting facilities or deformed on our forging presses to develop the optimum microstructures and strengths throughout the required shape. These shapes are subsequently heat treated to produce the desired balance of mechanical properties and residual stress. The control of this entire metallurgical process assures that our customers receive product that is consistent in mechanical properties and stable through their machining operations.

     As we increase the speed of product through our facilities through cycle time and batch size reduction, we know it is imperative that key controls are established, monitored and verified to assure consistency and reproducibility through total process control.

     These challenges are presented daily to our metallurgical, design and process engineers as they process a variety of materials such as aluminum, titanium, nickel-base, both conventionally melted and atomized into powder, and steel close die forgings, investment castings and seamless extruded pipe. At Wyman-Gordon, we process these metals into finished shapes using closed-die forging, investment casting or extrusion. This metallurgical process experience and versatility provide an increasing breadth of market with strong technical support.

(Phase diagrams, such as this titanium-aluminum binary diagram, shown below this caption, are one of many tools used by our metallurgists. Their use facilitates the development of thermomechanical processing routes to enhance the mechanical properties and producibility of alloys such as Ti6Al-4V. This alloy is 89% titanium, 6% aluminum, 4% vanadium and 1% other elements.)

(A picture of Calvin Tubbs, a pipe processor in our Houston, TX forging facility checks the dimensions of a P91 steel seamless extruded pipe. This pipe is part of a multi-million dollar order being prepared for shipment to Korea Heavy Industries & Construction Company, for use in six new fossil-fueled power plants being constructed in South Korea.)





PROCESS

     The addition of Cameron Forged Products Company to the Wyman-Gordon world presented an opportunity to consolidate forging operations with resulting significant economies not feasible before the acquisition. Best practice management of products and processes has been undertaken to ensure that each part is made at the plant most conducive to its efficient production, where specific capabilities assure best quality and lowest cost manufacture. As a result, there is a continuing improvement of forging operations, with accompanying efficiencies and economic benefits.

     Focusing our factories on the products they each make best has led to plant specialization and to the grouping of related product manufacturing across our forging and casting operations. Set up time reductions have brought about more immediate validation of process and continuous improvement. Tangible benefits from these measures are significant improvements in lot sizes, cycle times, inventory levels, tooling expenses and quality.

     We are taking actions to align the company's forging and investment castings operations with the best practices known in the world - practices which improve quality, inventory turns, cycle times, productivity, delivery performance and customer satisfaction. This entrepreneurial spirit underscores our company's resolution to be the best, quickest, most responsive supplier, one that customers will value highly and rely upon, and one that offers them best products, fastest delivery and the best value - a winning combination. Wyman-Gordon's goal for all plants is world class status, and we have made substantial progress toward this goal.

(A picture of Terry Dyer, a sourcing technical leader at GE Aircraft Engines and Taylor Norris, Wyman-Gordon manager of continuous improvement programs, conduct a Kaizen action workout at our ultrasonic facility in Houston, TX. In process is a stage 1 HPT disk for GE's CF6-80C2 engine. Cooperative continuous improvement efforts with our customers have contributed greatly to operating advances beneficial both to our customers and to Wyman-Gordon.)

(A caption above a graph states: Process improvements are instrumental in allowing the production of increasing volumes without corresponding personnel additions. In our Houston forging facility, for example, cycle time reductions have been consistent and dramatic. These "best practices" are being implemented in our Grafton forging facility also.)

(A graph is shown for the company's Average Production Cycle in Weeks. 21 in 1991, 17 in 1992, 16 in 1993, 9 in 1994, 7 in 1995)








CUSTOMERS

     Our customers are increasingly expecting the closest collaboration with their suppliers. The term "team" aptly describes the bond which exists between Wyman-Gordon engineers, other support employees and our customers. We are partners in problem-solving, especially in the design of new products. The development of a series of single-piece large titanium bulkheads with Lockheed Martin/Boeing for the F-22 new generation air superiority fighter aircraft demonstrates the effectiveness of a partnership approach to customer support.

     Wyman-Gordon engineers saw an opportunity to produce a single piece bulkhead as a replacement for an assembly of four parts. Working with the customer, a new one-piece design was accepted, qualified and produced, yielding a better product at much lower cost. Lockheed Martin recognized Wyman-Gordon with its "Outstanding F-22 Team Supplier Award," noting the close and effective collaboration of employees from both companies.

     Similar cooperative efforts with General Electric Company were successful in developing parts for the GE90 jet engine, and the GE land-based gas turbine engine series. A long, cooperative program with Pratt & Whitney led to the development of a new, critical shaft for the PW 4086 turbine jet engine. And close work with Rolls Royce facilitated development of a critical fan disk for the Trent 800 turbine jet engine.

     Our goal is simple: to be the supplier of choice, essential to a customer's success; creating an interdependence between us in an atmosphere of mutual trust. We know too that being the low cost supplier is an equally critical part of customer relationships, and we have made significant progress to bring the greatest value to our customers.

(A caption above the pie chart states: With the addition of Cameron, Wyman-Gordon made a major advance toward becoming a more essential supplier of choice for our customers.)

(A pie chart shows Sales by Market with dollars in millions for 1995 and 1994. 1995 shows Power generation $60.0, Other $36.5,
Aerospace $300.1,; 1994 shows Power generation $10.1, Other
$26.1, Aerospace $188.5)

(A pictures shows at Lockheed/Martin's production facility in Fort Worth, TX, assembly worker Francisco Delgado drills one of approximately 1,500 fastener holes on the inlet duct of Wyman-Gordon-produced F-22 bulkhead. All four of the large single-piece titanium bulkheads used in Lockheed/Martin's F-22 assembly are supplied by Wyman-Gordon fully machined and painted, "ready-to-assemble.")









POSITIONING

     Fundamental and permanent changes in traditional markets and in ways of doing business characterize the atmosphere of the mid-1990s. The company has "right-sized" itself, adjusting to diminished markets. It is clearly stronger and better positioned to capitalize on traditional strengths in anticipation of recovering markets. The synergies of combining forging operations of Wyman-Gordon and Cameron Forged Products Company are yielding cost savings, process improvements, expanded capabilities and a wider global reach.

     A favorable market outlook for large engine and structural parts complements our special capabilities to produce these products. The larger part capabilities also generate opportunities in promising markets such as land-based gas turbine power generation. Our wide array of presses and computerized process controls facilitate the reliable production of parts for the largest engines through the smallest auxiliary power units.

     Wyman-Gordon's ongoing positioning efforts include the establishment of business relationships domestically and in China, Turkey and Russia with companies whose capabilities complement ours. We expect to be instrumental in supporting our customers' advances into aerospace and power markets in the Far East.

     Faster cycle times, on-time delivery and parts delivered fully-machined and ready-to-assemble will support customer needs and drive profitability. Our conviction to be world class in all that we do is supported by significant investments in facilities, process improvements and training.

     Wyman-Gordon has achieved profitability in a difficult market environment. Recovering markets, leading metallurgical skills, highly efficient operations, a low cost structure, committed employees, solid customer relationships and new product development will lead to superior financial results in the future.

(A picture of Sue Zanauskas, shipping supervisor in Grafton, MA facility, inspects a titanium fan shaft for a jet turbine engine. Five titanium hemisphere forgings in the background and a steel disk for a land-based gas turbine engine in the foreground make up an assortment of products processed in the company's Grafton, MA and Livingston, Scotland facilities.)

(A caption above the 1995 Profitability Trend graph states:  In
1995, stockholders saw consistent enhancement of profitability and return on capital as the synergy savings from the Cameron integration were realized.)

(A graph of 1995 Profitability Trend shows EBIT/Average
Capitalization, -2% in Q1, 2% in Q2, 9% in Q3, 22% in Q4;
EBITDA/Revenues, 4% in Q1, 6% in Q2, 9% in Q3, 12% in Q4)




(A quote stands alone on a page states: "During the past year, we achieved many of our goals in the transformation of Wyman-Gordon Company. We are working on the priorities that drive sustainable growth and profitability: maintaining strong customer positions in the commercial aircraft industry; continuing cost reduction; focusing our factories to improve accuracy, speed, service and quality; and enhancing our ability to work with challenging metals to meet customer needs and open new market opportunities.")

















































MANAGEMENT'S DISCUSSION

PRODUCTS AND MARKETS

     Wyman-Gordon Company is a leading producer of highly engineered, technically advanced components for both the commercial and defense aerospace market and the commercial power generation market. The company uses die forging, extrusion and investment casting processes to produce metal components to exacting customer specifications for technically demanding applications such as jet turbine engines, airframes and land-based gas turbine engines. The company also extrudes seamless heavy-wall steel pipe for use primarily in commercial power generation plants, and designs and produces prototype aircraft using composite technologies. The company produces components for most of the major commercial and U.S. defense aerospace programs. Metallurgical skills, a unique asset base and a broad offering of capabilities allow the company to serve competing customers effectively and to lead the development and use of new metal technologies for its customers' uses.

     The company is the leading producer of rotating components for use in turbine aircraft engines. These parts are forged from purchased ingots converted to billet in the company's cogging presses and from superalloy metal powders which are produced, consolidated and extruded into billet entirely at the company's own facilities. Forging is conducted in Massachusetts, Texas and Scotland on a number of hydraulic presses which are rated from 8,000 to 55,000 tons capacity. The company forges these engine components primarily from alloys of high-temperature nickel. Additionally, the company uses modern, automated, high-volume production equipment and both air-melt and vacuum-melt furnaces in its investment casting operations to produce complex non-rotating jet engine parts from high-temperature nickel-based alloys.

     Structural airframe components are produced from alloys of steel, aluminum and titanium on the company's forging presses and by its investment casting process. The company often designs new parts, stretching metallurgical and manufacturing capabilities to new levels in accommodating customer needs for larger, stronger structural parts forged from new superalloy metals. These parts are produced mostly at the company's Massachusetts forging plant. The company's investment casting capabilities, described previously, are employed in the production of smaller, nearer net-shape structural parts for aircraft.

     The company supplies the domestic and international power generation markets with a variety of mechanical and structural tubular forged products, primarily in the form of extruded seamless pipe. The power generation market for such product includes nuclear and fossil fueled power plants, as well as co-generation projects and retrofit and life extension applications. Additionally, ordnance and other military applications are available for this product. Aluminum, steel, titanium and superalloys are extruded at the company's Houston, Texas forging facility. Here the world's largest vertical extrusion press


extrudes pipe up to 48 inches in diameter and 7 inches in wall thickness and bar stock from 6 to 32 inches in diameter. Lengths of pipe and bar stock vary from 10 to 45 feet with a maximum forged weight of 20 tons. Similar equipment and capabilities are in operation at the company's Livingston, Scotland forging facility. Additionally, the Houston press extrudes powder billets for use in aircraft turbine engine forgings.

     The company's composite operation, Scaled Composites, Inc., plans, designs, fabricates and tests composite airframe structures for the aerospace market.

     Revenues by market for the respective periods were as follows:

                               YEAR ENDED          YEAR ENDED
                             JUNE 3, 1995        MAY 28, 1994
                                    % OF                                                   % OF
                         REVENUE   TOTAL     REVENUE   TOTAL
                                               (000's omitted)
Aerospace                $300,143   76%      $188,518   84%
Power generation           60,038   15         10,112    4
Other                      36,458    9         26,064   12
     Total               $396,639  100%      $224,694  100%

                                YEAR ENDED          YEAR ENDED
                         DECEMBER 31, 1993   DECEMBER 31, 1992
                                    % OF                % OF
                         REVENUE   TOTAL     REVENUE   TOTAL
                                               (000's omitted)
Aerospace                $205,077   85%      $263,961   88%
Power generation            9,214    4         12,717    4
Other                      25,470   11         22,203    8
     Total               $239,761  100%      $298,881  100%



















     The backlog of unfilled orders from customers in the various markets has been as follows:

                             JUNE 3, 1995        MAY 28, 1994
                                    % OF                                                   % OF
                         BACKLOG   TOTAL     BACKLOG   TOTAL
                                               (000's omitted)
Aerospace                $382,982   82%      $342,007   88%
Power generation           57,248   12         33,700    9
Other                      28,531    6         13,700    3
     Total               $468,761  100%      $389,407  100%

                         DECEMBER 31, 1993   DECEMBER 31, 1992
                                    % OF                % OF
                         BACKLOG   TOTAL     BACKLOG   TOTAL
                                               (000's omitted)
Aerospace                $234,221   91%      $290,479   94%
Power generation           12,044    5          9,290    3
Other                       9,994    4          9,910    3
     Total               $256,259  100%      $309,679  100%

































RESULTS OF OPERATIONS AND FINANCIAL CONDITION

YEAR ENDED JUNE 3, 1995 COMPARED TO YEAR ENDED MAY 28, 1994

     Wyman-Gordon Company's acquisition of Cameron Forged Products Company from Cooper Industries, Inc. in May 1994 united two of the country's largest and most technically advanced forgings companies and had a pervasive impact on Wyman-Gordon Company during fiscal 1995. As a result of the acquisition, the company has broadened its revenue base and expanded into new markets. The company is also realizing substantial operating and processing efficiencies through the consolidation of systems and facilities and the reduction of personnel performing duplicate functions.

     Wyman-Gordon Company's revenues increased during the year ended June 3, 1995 ("fiscal 1995") as compared to the year ended May 28, 1994 ("fiscal 1994") to $396.6 million in fiscal 1995 from $224.7 million in fiscal 1994, or 76.5%. The increase in revenues is the result of (1) the acquisition of Cameron (68.8%) and (2) higher sales volume at the company's forgings and castings divisions during fiscal 1995 as compared to fiscal 1994 (7.7%). The acquisition of Cameron provides a broader revenue base in the company's traditional markets of commercial and defense aerospace as well as providing diversification into the power generation market. Capacity limitations on the part of the company's suppliers resulted in raw material shortages and production delays. Although this situation improved during the second half of fiscal 1995, it had a negative impact on overall revenues. Additionally, $4.7 million of revenues for fiscal 1994 were from Wyman-Gordon Composites, Inc. which was sold by the company during November 1993.

     The company's gross margins were 12.5% in fiscal 1995, a significant improvement from 3.1% in fiscal 1994. Higher production volumes, particularly in the company's castings division, productivity gains in factory operations and realization of certain synergy benefits associated with the integration of Cameron with Wyman-Gordon's forgings operations are among the factors that contributed to this higher ratio. Also, the gross margins at the company's composites divisions for fiscal 1995 were well above fiscal 1994 levels. These favorable impacts identified above were offset somewhat by production delays resulting from raw material shortages experienced most significantly in the first half of fiscal 1995. Gross margins benefited from LIFO credits of $6.2 million in fiscal 1995 as compared to $8.1 million in fiscal 1994. Gross margin in fiscal 1994 was negatively impacted by significant charges amounting to $8.7 million related mainly to a change in accounting estimate for workers' compensation of $4.2 million and excess inventories of $2.8 million.









RESULTS OF OPERATIONS AND FINANCIAL CONDITION

YEAR ENDED JUNE 3, 1995 COMPARED TO YEAR ENDED MAY 28, 1994
(Continued)

     Selling, general and administrative expenses improved as a percentage of revenues in fiscal 1995 to 9.2% from 15.8% in fiscal 1994. The change is largely due to $7.6 million of significant charges incurred during fiscal 1994. Absent the significant charges, fiscal 1994 selling, general and administrative expenses were 12.4% of sales. The remaining improvement is the result of certain savings associated with the integration of Cameron with Wyman-Gordon's forgings operations, and higher revenues.

     During fiscal 1995, the company recognized $1.4 million of other charges for its 25% equity share of the losses of its Australian Joint Venture for the production of nickel-based superalloy.

     In fiscal 1994, the company recognized other charges of $35.0 million which included $24.1 million for Cameron integration costs, $6.5 million for castings division restructuring costs, $2.0 million for anticipated environmental charges, and $2.4 million related to the disposition of production facilities. After a year of evaluating the combined forgings operations and concluding that most of the integration activities had been completed or were adequately provided for within the remaining integration restructuring reserves, the company determined that the total integration restructuring cost estimate could be lowered. As a result, the company took into income an integration restructuring credit of $2.1 million.

     Interest expense remained relatively constant in fiscal 1995 as compared to fiscal 1994. Fiscal 1995 includes higher financing fees associated with the May 1994 inception of a receivables backed credit facility. Fiscal 1994 interest expense includes the write-off of deferred financing fees associated with the company's former revolving credit agreement.

     Fiscal 1994 miscellaneous, net includes a $3.3 million gain on the sale of marketable securities.


















FIVE MONTHS ENDED MAY 28, 1994 ("FIVE MONTHS 1994") COMPARED TO
FIVE MONTHS ENDED MAY 29, 1993 ("FIVE MONTHS 1993")

     Revenues for the Five Months 1994 decreased $15.1 million (or 14.8%) from the comparable period of 1993. This decline in revenues was primarily attributable to continued sluggishness in the aerospace industry. Also, $4.6 million in Five Months 1993 revenues were from Wyman-Gordon Composites, Inc. which was sold by the company during November 1993.

     The company's gross margins were a negative 5.7% for Five Months 1994 as compared to positive 9.7% in the Five Months 1993. Customer invoked pricing pressures coupled with lower production volume continued to have a negative impact on margins. Additionally, gross margins were negatively affected by several significant charges totalling $8.7 million recorded in the Five Months 1994 and are identified as: (1) $4.2 million charge for a change in accounting estimate for workers' compensation, (2) $0.6 million charge recognized on futures contract hedging losses, (3) $2.8 million charge for excess inventory and (4) $1.1 million of other charges. Gross margins benefited from an inventory LIFO credit of $3.1 million in the Five Months 1994 as compared to $2.9 million in the same period of 1993. Excluding the benefit of the LIFO credit and significant charges, the company's gross margins were 0.1% and 6.9% in the Five Months 1994 and 1993, respectively.

     Selling, general and administrative expenses were $18.3 million or 21.1% as a percent of revenues for the Five Months 1994 as compared to $10.5 million or 10.3% as a percent of revenues in the same period of 1993. The increase in selling, general and administrative expenses is due to significant charges totalling $7.6 million recorded in the Five Months 1994 and are identified as follows: (1) $4.2 million of employee benefit related accruals including $1.4 million from changes in an accounting estimate for workers' compensation, (2) $2.9 million for resolution of contractual matters and (3) $0.5 million of other charges. Excluding the effect of significant charges, the company's selling, general and administrative expenses for the Five Months 1994 were $10.7 million or 12.3% as a percent of revenues as compared to $10.5 million or 10.3% as a percent of revenues in the same period of 1993.

     The company recorded restructuring charges of $30.6 million during the Five Months 1994. No such charges were recognized during the corresponding period of 1993. These charges include $24.1 million of planned costs of integrating the company's forgings operations with those of Cameron Forged Products Company which the company acquired on May 26, 1994. Restructuring charges of $5.2 million relate to the closure of a castings facility and $1.3 million to asset write-downs.







FIVE MONTHS ENDED MAY 28, 1994 ("FIVE MONTHS 1994") COMPARED TO
FIVE MONTHS ENDED MAY 29, 1993 ("FIVE MONTHS 1993") (Continued)

     The company recorded a $2.0 million environmental charge which represents anticipated future environmental expenses related to the company's Grafton, Massachusetts facility.

     Interest expense was $5.4 million in the Five Months 1994 as compared to $4.7 million for the same period of 1993. Interest expense increased $0.7 million for the Five Months 1994 as compared to the same period of 1993 due to a higher interest rate and higher average debt during the Five Months 1994 as compared to the same period of 1993. Additionally, the company wrote-off financing fees relating to prior credit facilities amounting to $1.2 million and $1.7 million in the Five Months 1994 and 1993, respectively.


YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31,
1992

     Revenues for 1993 decreased $59.1 million or 19.8% from 1992. This decline in revenues was primarily attributable to continued sluggishness in the commercial aerospace industry during 1993.

     Gross margins in 1993 were $20.7 million or 8.6% of revenues as compared to $55.6 million or 18.6% of revenues in 1992. The decline in gross margins during 1993 as compared to 1992 is a result of (1) lower production volume, (2) lower LIFO credits recorded in 1993 as compared to 1992 and (3) competitive pricing which continued to place pressure on the company's gross margins. LIFO inventory credits, which include both LIFO liquidation and deflation effects, of $7.9 million and $22.8 million were recognized in 1993 and 1992, respectively.

     Selling, general and administrative expenses decreased to $26.6 million in 1993 from $28.3 million in 1992, but increased as a percent of revenues from 9.4% in 1992 to 11.1% in 1993 resulting from the revenue decline. The decrease in selling, general and administrative expenses is mainly due to lower payroll costs from reductions in personnel.

     In November 1993, the company sold substantially all of the net assets and business operations of its Wyman-Gordon
Composites, Inc. operations. The company recorded a non-cash charge on the sale in 1993 of $2.5 million.

     Interest expense increased to $10.8 million in 1993 from $7.5 million in 1992 primarily as a result of higher interest rates on the 10.75% Senior Notes due 2003 as compared to that on the debt retired with the proceeds of the Senior Notes. The average debt balance was $87.7 million and $84.8 million in 1993 and 1992, respectively. The company also wrote off $1.7 million in bank fees related to the company's prior credit facility during 1993.


YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31,
1992 (Continued)

     Miscellaneous income was $2.2 million in 1993 and $2.0 million in 1992. Miscellaneous income in 1993 reflects primarily the gain of $3.3 million on the sale of marketable securities. Miscellaneous income in 1992 reflects primarily the gain of $0.9 million on the sale of marketable securities and a gain of $0.6 million from a settlement of an overfunded pension plan terminated in a prior year.


LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1994, the company recognized costs to be incurred for the integration of Cameron totalling $24.1 million of which $12.7 million were estimated to require cash outlays. Additionally, the company estimated $12.2 million in cash outlays from direct costs associated with the acquisition and integration. Therefore, combined reserves for Cameron integration costs totalled $36.3 million of which $24.9 million were estimated to require cash. During May 1994, $11.4 million of non-cash asset write-offs were charged to these reserves. During fiscal 1995, the company incurred $11.1 million in charges on the integration of Cameron which were charged to these reserves, $6.7 million of which required the use of cash. Additionally, the company reduced its estimates of costs to be incurred for the integration of Cameron and direct costs associated with the acquisition by a total of $7.3 million. Such reduction is reflected by an adjustment in the purchase price of $5.2 million and a credit to income of $2.1 million on the fiscal 1995 Statement of Operations. See Footnote F to the Consolidated Financial Statements for a summary of cash outlays relating to restructuring charges.

     As of June 3, 1995, the company estimates the remaining cash requirements for the integration of Cameron and direct costs associated with the acquisition to be $8.6 million, and expects to spend approximately $6.5 million in fiscal 1996 and $2.1 million thereafter.

     The 1991 restructuring plan is substantially complete. The company incurred cash charges of $2.7 million during fiscal 1995 and expects to expend an additional $3.8 million over the next several years, approximately $1.9 million in fiscal 1996 and $1.9 million thereafter. For fiscal 1996 and thereafter, these expenditures include consolidation and reconfiguration of existing facilities of $1.7 million in fiscal 1996 and $0.6 million thereafter, and payments under a deferred compensation agreement of approximately $1.5 million.

     As of June 3, 1995, the company expects to spend $1.8 million in fiscal 1996 and $15.1 million thereafter on non-capitalizable environmental activities. The company has completed all environmental projects within establish timetables and is continuing to do so at the present time.


     The company from time to time expends cash on capital expenditures for more cost effective operations, environmental projects and joint development programs with customers. Capital expenditures amounted to $18.7 million, $2.4 million, $13.9 million and $11.2 million for the year ended June 3, 1995, the five months ended May 28, 1994 and the years ended December 31, 1993 and 1992, respectively. Capital expenditures in the foreseeable future are expected to increase somewhat from fiscal year 1995 levels.

     As of June 3, 1995, the company had invested $4.1 million in cash towards its share of the capital requirements of its Australian joint venture for the production of nickel-based superalloy. The company is committed to invest an additional $3.4 million to the joint venture. The joint venture has entered into a credit agreement with an Australian bank. The company has guaranteed 25% of the joint venture's obligations under the credit agreement. This guarantee expires at such time as the joint venture demonstrates its ability to produce commercially acceptable products.

     On May 20, 1994, the company entered into a revolving receivables-backed credit facility (the "Receivables Financing Program") among the company, certain subsidiaries and Wyman-Gordon Receivables Company ("WGRC") and a Revolving Credit Agreement dated as of May 20, 1994 among WGRC, the financial institutions party thereto and the Issuing Banks Facility Agent and Collateral Agent. The aggregate maximum borrowing capacity under the Receivables Financing Program is $65.0 million, with a letter of credit sub-limit of $35.0 million. The term of the Receivables Financing Program is five years, with an evergreen feature. As of June 3, 1995, under this credit facility, the total availability based on eligible receivables was $44.8 million, there were no borrowings and letters of credit amounting to $10.0 million were outstanding.

     Wyman-Gordon Limited, the company's subsidiary located in Livingston, Scotland, entered into a credit agreement effective November 28, 1994. The maximum borrowing capacity under the U.K. Credit Agreement is 3.0 million pound sterling with a separate letter of credit limit or guarantee of 1.0 million pound sterling. The term of the U.K. Credit Agreement is one year with an evergreen feature. There were 2.4 million pound sterling or $3.8 million of borrowings outstanding at June 3, 1995 and the company had issued 0.4 million pound sterling or $0.6 million of letters of credit or guarantees under the U.K. Credit Agreement.

     The primary sources of liquidity available to the company in fiscal 1996 to fund operations, anticipated expenditures in connection with the integration of Cameron, planned capital expenditures and planned environmental expenditures include available cash ($13.9 million at June 3, 1995), borrowing availability under the company's Receivables Financing Program, cash generated by operations and reductions in working capital requirements through planned inventory reductions and accounts receivable management.

     Cash from operations and debt are expected to be the company's primary sources of liquidity beyond fiscal 1996. The company believes that it has adequate resources to provide for its operations and the funding of restructuring, integration, capital and environmental expenditures.

     The company's current plans to improve operating results include completing the integration of Cameron, further reductions of personnel and various other cost reduction measures. Programs to expand the company's revenue base include participation in new aerospace programs and expansion of participation in the land-based gas turbine and extruded pipe markets and other markets in which the company has not traditionally participated. The company anticipates that, in addition to the growth in commercial aviation, the aging current commercial airline fleet will require future orders for its replacement.

IMPACT OF INFLATIONS

     The company's earnings may be affected by changes in price levels and in particular, changes in the price of basic metals. The company's contracts generally provide for fixed prices for finished products with limited protection against cost increases. The company would therefore be affected by changes in prices of the raw materials during the term of any such contract. The company attempts to minimize this risk by entering into fixed price arrangements with raw material suppliers.

ACCOUNTING AND TAX MATTERS

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") which must be adopted by the company no later than fiscal 1997. SFAS 121 prescribes the accounting for the impairment of long-lived assets that are to be held and used in the business and similar assets to be disposed of. The company has not determined the impact of adopting SFAS 121 on its financial position or results of operations.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). This standard provides that the company follow an accrual method of accounting, rather than on the as-incurred basis formerly used for benefits payable to employees when they leave the company for reasons other than retirement. The adoption, including the cumulative effect, has not had a material affect on earnings or the financial position of the company.

     The company is seeking refunds of prior year's federal taxes paid, which, if fully realized, could have a material favorable impact on the company's financial position. A reasonable estimation of the potential recovery cannot be made at this time and, accordingly, no adjustment has been made in the financial statements with respect to the claim.

MARKET AND DIVIDEND INFORMATION

     Wyman-Gordon Company's common stock, par value $1.00 per share, is traded in the over-the-counter market and prices of its common stock appear daily in the NASDAQ national market quotation system. The table below lists the quarterly price range per share for January 1, 1993 through June 3, 1995. The quarterly price range per share is based on the high and low sales prices. The company has not paid dividends since the fourth quarter of 1991. At June 3, 1995 there were approximately 1,600 holders of record of the company's common stock.

                                            FIVE    YEAR ENDED
                     YEAR ENDED     MONTHS ENDED  DECEMBER 31,
                   JUNE 3, 1995     MAY 28, 1994          1993
                  HIGH      LOW    HIGH     LOW   HIGH    LOW

First quarter     $ 7     $5 3/4   $7 1/8 $4 5/8  $6 3/4 $4 5/8
Second quarter      6 1/2  5 3/8    6 1/2  4 1/2   5 1/4  4
Third quarter       6 3/8  4 3/4     N/A    N/A    5 1/8  3 1/2
Fourth quarter     12 3/8  5 3/4     N/A    N/A    5 1/8  4





































WYMAN-GORDON COMPANY
REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Wyman-Gordon Company:

     We have audited the accompanying consolidated balance sheets of Wyman-Gordon Company and Subsidiaries as of June 3, 1995 and May 28, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 3, 1995, for the five months ended May 28, 1994, and for each of the two years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wyman-Gordon Company and Subsidiaries at June 3, 1995 and May 28, 1994, and the consolidated results of their operations and their cash flows for the year ended June 3, 1995, for the five months ended May 28, 1994, and for each of the two years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes I and J to the consolidated financial statements, in 1993 the company changed its method of accounting for postretirement benefits other than pensions and income taxes.



/s/ERNST & YOUNG LLP

Boston, Massachusetts
June 26, 1995













REPORT OF MANAGEMENT

To the Stockholders of Wyman-Gordon Company:

     We have prepared the financial statements and other sections of this annual report and are responsible for all information and representations contained therein. Such financial information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances, based on our best estimates and judgements.

     Wyman-Gordon maintains accounting and internal control systems which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records adequate for preparation of financial information. These systems are established and monitored in accordance with written policies which set forth management's responsibility for proper internal accounting controls and the adequacy of these controls subject to continuing independent review by our external auditors, Ernst & Young LLP.

     To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures and provide appropriate communication channels. We believe that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards.

     The financial statements have been audited by Ernst & Young LLP, Independent Auditors, in accordance with generally accepted auditing standards. In connection with their audit, Ernst & Young LLP has developed an understanding of our accounting and financial controls, and conducted such tests and related procedures as it considers necessary to render their opinion on the financial statements.

     The financial data contained in this annual report were subject to review by the Audit Committee of the Board of Directors. The Audit Committee meets periodically during the year with Ernst & Young LLP and with management to review accounting, auditing, internal control and financial reporting matters.

     We believe that our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with our commitment to a high standard of business conduct.


/S/ DAVID P. GRUBER
David P. Gruber
President and
Chief Executive Officer


/S/ ANDREW C. GENOR
Andrew C. Genor
Vice President, Chief Financial
Officer and Treasurer


Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FIVE
                                     YEAR        YEAR    MONTHS
                                    ENDED       ENDED     ENDED
                                  JUNE 3,     MAY 28,   MAY 28,
                                     1995        1994      1994
                                           (Unaudited)
(000's omitted, except per share data)
Revenue                          $396,639    $224,694   $ 86,976
Cost of goods sold                347,251     217,816     91,907
Selling, general and
  administrative expenses          36,380      35,532     18,324
Other charges (credits)              (710)     33,003     30,550
Environmental charge                    -       2,000      2,000
                                  382,921     288,351    142,781
Income (loss) from operations      13,718     (63,657)   (55,805)

Other deductions (income):
 Interest expense                  11,027      11,135      5,383
 Miscellaneous, net                 1,652      (2,389)       182
                                   12,679       8,746      5,565

Income (loss) before cumulative
  effect of changes in accounting
 principles                         1,039     (72,403)   (61,370)
Cumulative effect of changes in
 accounting principles                  -           -          -
Net income (loss)                $  1,039    $(72,403)  $(61,370)


INFORMATION PER SHARE

Income (loss) before cumulative
 effect of changes in accounting
 principles                      $    .03    $  (4.02)  $  (3.32)
Cumulative effect of changes in
 accounting principles                  -           -          -
Net income (loss)                $    .03    $  (4.02)  $  (3.32)

Shares used to compute earnings
per share                          35,148      17,992     18,490



The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.









Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(Continued)

                                                  YEAR ENDED
                                                  DECEMBER 31,
                                                 1993       1992
(000's omitted, except per share data)
Revenue                                      $239,761   $298,881
Cost of goods sold                            219,088    243,291
Selling, general and
  administrative expenses                      26,648     28,315
Other charges (credits)                         2,453          -
Environmental charge                                -          -
                                              248,189    271,606
Income (loss) from operations                  (8,428)    27,275

Other deductions (income):
 Interest expense                              10,823      7,521
 Miscellaneous, net                            (2,247)    (2,041)
                                                8,576      5,480

Income (loss) before cumulative
  effect of changes in accounting
  principles                                  (17,004)    21,795
Cumulative effect of changes in
 accounting principles                        (43,000)         -
Net income (loss)                            $(60,004)  $ 21,795


INFORMATION PER SHARE

Income (loss) before cumulative
 effect of changes in accounting
 principles                                  $   (.95)  $   1.21
Cumulative effect of changes in
 accounting principles                          (2.39)         -
Net income (loss)                            $  (3.34)  $   1.21

Shares used to compute earnings
  per share                                    17,965     18,078


The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.












Wyman-Gordon Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

                                             JUNE 3,    MAY 28,
                                                1995       1994
                                                (000's omitted)
ASSETS
 Cash and cash equivalents                   $ 13,856                                     $ 42,179
 Accounts receivable                           79,219     77,019
 Inventories                                   78,813     65,737
 Prepaid expenses                              15,671     15,192
      Total current assets                    187,559    200,127

 Property, plant and equipment, net           141,397    139,689
 Intangible assets                             25,295     27,759
 Other assets                                  14,813     27,172
    Total assets                             $369,064   $394,747

LIABILITIES
 Borrowings due within one year              $  3,915   $     77
 Obligation to Cooper Industries                    -     20,561
 Accounts payable                              34,729     27,650
 Accrued liabilities and other                 55,853     60,151

      Total current liabilities                94,497    108,439

 Restructuring, integration, disposal
   and environmental                           19,648     26,201
 Long-term debt                                90,308     90,385
 Pension liability                              9,589     14,462
 Deferred income taxes and other               21,699     30,929
 Postretirement benefits                       52,468     51,848

STOCKHOLDERS' EQUITY
 Preferred stock, no par value: Authorized
   5,000,000 shares; none issued                    -          -
 Common stock, par value $1.00 per share:
    Authorized 70,000,000 shares; issued
      37,052,720 and 36,902,720 shares at
      June 3, 1995 and May 28, 1994            37,053     36,903
 Capital in excess of par value                40,118     43,884
 Retained earnings                             39,700     38,661
 Equity adjustments                                63     (5,408)
 Treasury stock, 2,044,178 shares at
   June 3, 1995 and 2,354,540 shares
   at May 28, 1994                            (36,079)   (41,557)
     Total stockholders' equity                80,855     72,483
     Total liabilities and stockholders'
       equity                                $369,064   $394,747



The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.



Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                 YEAR      YEAR
                                                 ENDED    ENDED
                                               JUNE 3,  MAY 28,
                                                  1995     1994
(000's omitted)                                                                                (Unaudited)
OPERATING ACTIVITIES:
Net income (loss)                             $  1,039  $(72,403)
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
 Depreciation and amortization                  18,122    15,888
 Loss from disposal of production facilities         -     2,453
 Environmental and other charges (credits)      (2,100)   32,550
 Losses of equity investment                     1,390         -
 Cumulative effect of changes in accounting
   principles                                        -         -
Changes in assets and liabilities net of
purchase price activity:
 Accounts receivable                            (2,200)    9,545
 Inventories                                   (13,076)   16,219
 Prepaid expenses and other assets              11,542     5,078
 Accrued restructuring, integration,
  disposal and environmental                   (14,646)   (8,224)
 Income and other taxes                            628      (623)
 Accounts payable and accrued liabilities        7,073     5,515
 Deferred income taxes                               -     1,009
   Net cash provided (used) by operating
    activities                                   7,772     7,007
INVESTING ACTIVITIES:
 Investment in acquired subsidiaries            (3,591)   (3,450)
 Capital expenditures                          (18,714)  (11,888)
 Deferred program costs                              -    16,408
 Proceeds from disposal of production
   facilities                                        -     4,345
 Proceeds from sale of fixed assets              1,563        62
 Other, net                                       (415)    4,071
   Net cash provided (used) by investing
    activities                                 (21,157)    9,548
FINANCING ACTIVITIES:
 Cash received from Cooper Industries for
   factored accounts receivable                      -    20,561
 Cash paid to Cooper Industries for
   factored accounts receivable                (20,561)        -
 Payment of debt                                   (77)      (77)
 Issuance of debt                                3,838         -
 Net proceeds from issuance of common stock      1,862       572
   Net cash provided (used) by financing
    activities                                 (14,938)   21,056
Increase (decrease) in cash                    (28,323)   37,611
Cash, beginning of period                       42,179     4,568
Cash, end of period                           $ 13,856  $ 42,179

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.


Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

                                            FIVE MONTHS    YEAR
                                                 ENDED    ENDED
                                               MAY 28,  DEC. 31,
                                                  1994     1993
                                                  (000's omitted)
OPERATING ACTIVITIES:
Net income (loss)                             $(61,370) $(60,004)
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
 Depreciation and amortization                   6,782    15,569
 Loss from disposal of production facilities         -     2,453
 Environmental and other charges (credits)      32,550         -
 Losses of equity investment                         -         -
 Cumulative effect of changes in accounting
   principles                                        -    43,000
Changes in assets and liabilities net of
purchase price activity:
 Accounts receivable                             3,228    15,139
 Inventories                                     4,215     8,474
 Prepaid expenses and other assets               2,255    (7,114)
 Accrued restructuring, integration,
  disposal and environmental                    (1,352)   (9,653)
 Income and other taxes                            585      (940)
 Accounts payable and accrued liabilities        6,429       311
 Deferred income taxes                           1,009       (58)
   Net cash provided (used) by operating
    activities                                  (5,669)    7,177
INVESTING ACTIVITIES:
 Investment in acquired subsidiaries            (3,450)        -
 Capital expenditures                           (2,404)  (13,866)
 Deferred program costs                         16,063       (22)
 Proceeds from disposal of production
   facilities                                        -     4,345
 Proceeds from sale of fixed assets                  -       393
 Other, net                                      2,137     1,650
   Net cash provided (used) by investing
    activities                                  12,346    (7,500)
FINANCING ACTIVITIES:
 Cash received from Cooper Industries for
   factored accounts receivable                 20,561         -
 Cash paid to Cooper Industries for
   factored accounts receivable                      -         -
 Payment of debt                                   (77)  (70,077)
 Issuance of debt                                    -    84,680
 Net proceeds from issuance of common stock        201       537
   Net cash provided (used) by financing
    activities                                  20,685    15,140
Increase (decrease) in cash                     27,362    14,817
Cash, beginning of period                       14,817         -
Cash, end of period                           $ 42,179  $ 14,817

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.


Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

                                                           YEAR
                                                                                                      ENDED
                                                                                                    DEC. 31,
                                                                                                       1992
                                                  (000's omitted)
OPERATING ACTIVITIES:
Net income (loss)                                       $ 21,795
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
 Depreciation and amortization                            15,875
 Loss from disposal of production facilities                   -
 Environmental and other charges (credits)                     -
 Losses of equity investment                                   -
 Cumulative effect of changes in accounting
   principles                                                  -
Changes in assets and liabilities net of
purchase price activity:
 Accounts receivable                                      14,699
 Inventories                                              16,345
 Prepaid expenses and other assets                           986
 Accrued restructuring, integration,
  disposal and environmental                             (25,735)
 Income and other taxes                                    2,789
 Accounts payable and accrued liabilities                (15,951)
 Deferred income taxes                                         -
   Net cash provided (used) by operating
    activities                                            30,803
INVESTING ACTIVITIES:
 Investment in acquired subsidiaries                      (3,700)
 Capital expenditures                                    (11,156)
 Deferred program costs                                   (2,086)
 Proceeds from disposal of production
   facilities                                                451
 Proceeds from sale of fixed assets                        2,282
 Other, net                                                  742
   Net cash provided (used) by investing
    activities                                           (13,467)
FINANCING ACTIVITIES:
 Cash received from Cooper Industries for
   factored accounts receivable                                -
 Cash paid to Cooper Industries for
   factored accounts receivable                                -
 Payment of debt                                         (22,077)
 Issuance of debt                                              -
 Net proceeds from issuance of common stock                  220
   Net cash provided (used) by financing
    activities                                           (21,857)
Increase (decrease) in cash                               (4,521)
Cash, beginning of period                                  4,521
Cash, end of period                                     $      -

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.


Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY



                              Common Stock     Capital in
                            Shares     Par     Excess of  Retained
                            Issued    Value    Par Value  Earnings
                                                    (000's omitted)
Balance, December 31, 1991   20,403  $20,403   $16,616   $138,240
  Net income                                               21,795
  Stock plans                                     (567)
  Pension equity adjustment
Balance, December 31, 1992   20,403   20,403    16,049    160,035
  Net loss                                                (60,004)
  Stock plans                                     (984)
  Savings/Investment Plan
    match                                         (769)
  Pension equity adjustment
Balance, December 31, 1993   20,403   20,403    14,296    100,031
  Net loss                                                (61,370)
  Stock plans                                     (429)
  Savings/Investment Plan
    match                                         (171)
  Pension equity adjustment
  Issuance of common stock   16,500   16,500    30,188
Balance, May 28, 1994        36,903   36,903    43,884     38,661
  Net income                                                1,039
  Stock plans                   150      150    (2,354)
  Savings/Investment Plan
    match                                       (1,412)
  Pension equity adjustment
  Currency translation
Balance, June 3, 1995        37,053  $37,053   $40,118   $ 39,700




The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.
















Wyman-Gordon Company and Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
(Continued)



                                Equity         Treasury
                                Adjustments     Stock
                                          (000's omitted)
Balance, December 31, 1991      $ (1,788)      $(45,383)
  Net income
  Stock plans                                       735
  Pension equity adjustment         (535)
Balance, December 31, 1992        (2,323)       (44,648)
  Net loss
  Stock plans                                     1,250
  Savings/Investment Plan
    match                                         1,040
  Pension equity adjustment       (1,700)
Balance, December 31, 1993        (4,023)       (42,358)
  Net loss
  Stock plans                                       546
  Savings/Investment Plan
    match                                           255
  Pension equity adjustment       (1,385)
  Issuance of common stock
Balance, May 28, 1994             (5,408)       (41,557)
  Net income
  Stock plans                                     3,355
  Savings/Investment Plan
    match                                         2,123
  Pension equity adjustment        3,952
  Currency translation             1,519
Balance, June 3, 1995           $     63       $(36,079)


The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.


















Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The company is engaged principally in the design, engineering, production and marketing of high-technology forged and investment cast metal and composite components used for a wide variety of aerospace and power generation applications.

     On May 24, 1994, the company's Board of Directors voted to change the company's fiscal year end from one which ended on December 31 to one which ends on the Saturday nearest to May 31.

     On May 26, 1994, the Company acquired Cameron Forged Products Company ("Cameron") from Cooper Industries. The accompanying consolidated financial statements include the accounts of Cameron from the date of the acquisition. Cameron's operating results from May 26, 1994 to May 28, 1994 are not material to the consolidated statement of operations for the five month period ended May 28, 1994. The unaudited statement of operations and cash flows for the year ended May 28, 1994 are presented for comparative purposes only.

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

INVENTORIES: Inventories are valued at both the lower of first-in, first-out (FIFO) cost or market, or for certain forgings and castings raw material and work-in-process inventories, the last-in, first-out (LIFO) method. On certain orders, usually involving lengthy raw material procurement and production cycles, progress payments are reflected as a reduction of inventories. Product repair costs are expensed as incurred.

LONG-TERM, FIXED PRICE CONTRACTS: A substantial portion of the company's revenues is derived from long-term, fixed price contracts with major engine and aircraft manufacturers. These contracts are typically "requirements" contracts under which the purchaser commits to purchase a given portion of its requirements of a particular component from the company. Actual purchase quantities are typically not determined until shortly before the year in which products are to be delivered. Losses on such contracts are provided when available information indicates that



Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the sales price is less than a fully allocated cost projection.
As part of the company's acquisition of Cameron on May 26, 1994, loss reserves on backlog and long-term pricing agreements are included on the balance sheet (see Footnote C).

DEPRECIABLE ASSETS: Property, plant and equipment, including significant renewals and betterments, are capitalized at cost and are depreciated on the straight-line method. Generally, depreciable lives range from 10 to 20 years for land improvements, 10 to 40 years for buildings and 5 to 15 years for machinery and equipment. Tooling production costs are primarily classified as machinery and equipment and are capitalized at cost less associated revenue and depreciated over 5 years.

BANK FEES: Bank fees and related costs of obtaining credit facilities are recorded as other assets and amortized over the term of the facilities.

EARNINGS (LOSS) PER SHARE: Per-share data are computed based on the weighted average number of common shares outstanding during each year. Common stock equivalents related to outstanding stock options are included in per-share computations unless their inclusion would be antidilutive.

CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The company restricts investment of temporary cash investments to financial institutions with high credit standing.

The company has approximately 550 active customers. However, the company's accounts receivable are concentrated with a small number of Fortune 500 companies with whom the company has long-standing relationships. Accordingly, management considers credit risk to be low. Five customers accounted for 50.0% of the company's revenues during the year ended June 3, 1995, 50.6% for the five months ended May 28, 1994, 55.6% for the year ended December 31, 1993 and 52.7% for the year ended December 31, 1992. General Electric Company ("GE")and United Technologies Corporation "UT") each accounted for more than 10% of the company's revenues as follows:
















Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

($000's omitted)
                          FIVE
            YEAR        MONTHS
           ENDED         ENDED              YEAR ENDED
          JUNE 3,      MAY 28,             DECEMBER 31,
             1995 %       1994  %       1993  %       1992  %
GE       $101,261 26   $17,226  20   $55,585  23   $62,740  21
UT         58,873 15    13,930  16    37,060  16    48,920  17

CURRENCY TRANSLATION: For foreign operations, the local currency is the functional currency. Assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at the average exchange rates for the year. Translation adjustments are reported in equity adjustments as a separate component of stockholders' equity which also includes exchange gains and losses on certain intercompany balances of a long-term investment nature.

RESEARCH AND DEVELOPMENT: Research and development expenses, including related depreciation, amounted to $2,213,000, $733,000, $2,778,000 and $3,013,000 for the year ended June 3, 1995, five months ended May 28, 1994 and for the years ended December 31, 1993 and 1992, respectively.

INTANGIBLE ASSETS: Intangible assets consists primarily of costs of acquired businesses in excess of net assets acquired and are amortized on a straightline basis over periods up to 35 years.

B.   ACQUISITION

     On May 26, 1994, the company acquired all of the outstanding stock of Cameron from Cooper Industries Inc. for 16,500,000 shares of the company's common stock valued at $46,687,000, direct costs of $3,050,000, a note payable to Cooper Industries, Inc. of $3,186,000 net of discount of $1,414,000, $400,000 in cash at closing and a final cash settlement of $3,591,000. Cameron and its subsidiaries operate forging facilities in Houston, Texas and Livingston, Scotland, as well as a powder metal operation in Brighton, Michigan. The integration of Cameron's operations with the company's is progressing substantially as planned. The acquisition was accounted for as a purchase transaction. The company's results of operations for
fiscal 1995 include the accounts of Cameron.   The final
allocation of the purchase price of this transaction is reflected in the May 28, 1994 balance sheet as follows:








Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(000's omitted)
Cost of acquisition:
  Issuance of 16,500 shares of common
    stock to Cooper, direct expenses of
    $3,050 and $3,591 final price
    adjustment                                      $53,328
  Note payable to Cooper net of discount
    of $1,414 (included in other long-term
    liabilities on the balance sheet)                 3,186
  Cash paid to Cooper at closing                        400
                                                     56,914
Estimated costs to integrate Cameron into
  the company                                         6,993
                                                    $63,907
Allocation of cost of acquisition:
  Fair value of property, plant and equipment       $81,183
  Less excess of fair value of net assets
    acquired over purchase price                    (30,712)
                                                     50,471
  Other assets acquired and liabilities assumed      13,436
                                                    $63,907

     The allocation of the cost of the acquisition has been made on the basis of the fair market value of the individual assets and liabilities acquired. Direct costs of the acquisition of Cameron and liabilities assumed are $5,200,000 and $900,000, respectively, lower than originally estimated at May 28, 1994.

     The Unaudited Pro Forma Combined financial data of the company with Cameron as though Cameron had been acquired as of the beginning of each period presented are as follows:

                               FIVE MONTHS
                                    ENDED      YEAR ENDED
                                  MAY 28,    DECEMBER 31,
                                     1994            1993
 (000's omitted, except per-share data)
Revenue                         $151,834      $389,295
Income (loss) before
  cumulative effect of
  changes in accounting
  principles                    $(71,525)     $(39,271)
Net income (loss)               $(71,525)     $(82,271)
Income (loss) per share
  before cumulative effect
  of changes in accounting
  principles                    $  (2.07)     $  (1.14)
Net income (loss) per share     $  (2.07)     $  (2.38)




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


C.   BALANCE SHEET INFORMATION

     Components of selected captions in the consolidated balance sheets follow:

                                   JUNE 3,        May 28,
                                      1995           1994
                                           (000's omitted)
PROPERTY, PLANT AND EQUIPMENT:

Land, buildings and improvements   $100,399       $ 92,150
Machinery and equipment             278,691        272,429
Under construction                    6,282          4,722
                                    385,372        369,301
Less accumulated depreciation       243,975        229,612
                                   $141,397       $139,689

INTANGIBLE ASSETS:

Pension intangible                 $  5,568       $  6,527
Costs in excess of net assets
  acquired                           28,786         29,586
Less:  Accumulated amortization      (9,059)        (8,354)
                                   $ 25,295       $ 27,759

OTHER ASSETS:

Cash surrender value of company-
  owned life insurance policies    $  7,974       $ 12,341
Other                                 6,839         14,831
                                   $ 14,813       $ 27,172

ACCRUED LIABILITIES AND OTHER:

Accrued payroll and benefits       $ 11,511       $  9,900
Restructuring, integration,
  disposal and environmental
  reserves                           10,219         19,082
Payroll and other taxes               3,139          2,511
Loss on long-term contracts           7,407          8,334
Other                                23,577         20,324
                                   $ 55,853       $ 60,151

DEFERRED INCOME TAXES AND OTHER:

Deferred income taxes              $  2,623       $  2,623
Loss on long-term contracts           3,413         12,000
Other long-term liabilities          15,663         16,306
                                   $ 21,699       $ 30,929




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


D.   INVENTORIES

Inventories consisted of the following:

                                   JUNE 3,        MAY 28,
                                      1995           1994
                                          (000's omitted)
Raw material                       $26,440        $13,706
Work-in-process                     54,310         54,570
Other                                3,228          2,286
                                    83,978         70,562
Less progress payments               5,165          4,825
                                   $78,813        $65,737

     If all inventories valued at LIFO cost had been valued at FIFO cost or market which approximates current replacement cost, inventories would have been $21,584,000 and $27,758,000 higher than reported at June 3, 1995 and May 28, 1994, respectively.

     LIFO inventory quantities were reduced in each of the periods presented below, resulting in the liquidation of LIFO inventories carried at the lower costs prevailing in prior years compared with the cost of current purchases which has a favorable effect on income from operations. Inflation and deflation have negative and positive effects on income from operations, respectively. The effects of lower quantities, inflation or deflation were as follows:

                                      FIVE
                          YEAR      MONTHS
                         ENDED       ENDED       YEAR ENDED
                       JUNE 3,     MAY 28,      DECEMBER 31,
                          1995        1994    1993      1992
(000's omitted)
Lower quantities       $ 7,567     $2,050    $5,469    $18,388
(Inflation) deflation   (1,393)     1,085     4,450      2,448
Net increase to income
  from operations      $ 6,174     $3,135    $9,919    $20,836












Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


E.   SHORT-TERM AND LONG-TERM DEBT

Short-term and long-term debt consisted of the following:

                                     JUNE 3,      MAY 28,
                                        1995         1994
(000's omitted)
Borrowings due within one year:
  Current portion of long-term debt  $    77      $    77
Borrowings under U.K. Credit
  Agreement                            3,838            -
     Total borrowings due within
       one year                      $ 3,915      $    77

Long-term debt:
  Senior Notes                       $90,000      $90,000
  Other                                  308          385
     Total long-term debt            $90,308      $90,385

     During 1993, the company issued $90,000,000 of 10 3/4% Senior Notes due March 2003 (the "Senior Notes") under an indenture between the company and a bank as trustee. The Senior Notes pay interest semi-annually. The Senior Notes are general unsecured obligations of the company, are non-callable for a five year period, and are senior to any future subordinated indebtedness of the company. The indenture contains certain covenants including limitations on indebtedness, restrictive payments including dividends, liens, and disposition of assets.

     The estimated fair value of the Senior Notes was $86,400,000 and $88,200,000 at June 3, 1995 and May 28, 1994 based on third party valuations.

     On May 20, 1994, the company initiated, through a new subsidiary, Wyman-Gordon Receivables Corporation ("WGRC"), a revolving credit agreement with a group of five banks ("Receivables Financing Program"). WGRC is a separate corporate entity from Wyman-Gordon Company and its other subsidiaries, with its own separate creditors. WGRC's business is the purchase of accounts receivable from Wyman-Gordon Company and certain of its subsidiaries ("Sellers"), and neither WGRC on the one hand nor the Sellers (or subsidiaries or affiliates of the Sellers) on the other have agreed to pay or make their assets available to pay creditors of others. WGRC's creditors have a claim on its assets prior to those assets becoming available to any creditors of any of the Sellers. The facility provides for a total commitment by the banks of up to $65,000,000, including a letter of credit subfacility of up to $35,000,000.





Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     There were no borrowings outstanding at June 3, 1995 and May 28, 1994, but the company had issued $10,009,000 and $5,139,000 of letters of credit under the Receivables Financing Program, respectively. As of June 3, 1995 and May 28, 1994, total availability based on eligible receivables was $44,816,000 and $15,418,000, respectively. Cameron's accounts receivable became eligible on October 21, 1994.

     Wyman-Gordon Limited, the company's subsidiary located in Livingston, Scotland, entered into a credit agreement ("U.K. Credit Agreement") with a bank ("the Bank") effective November 28, 1994. The maximum borrowing capacity under the U.K. Credit Agreement is 3,000,000 pound sterling with a separate letter of credit or guarantee limit of 1,000,000 pound sterling.
Borrowings bear interest at 1% over the Bank's base rate. In the event that borrowings by way of overdraft are allowed to exceed the agreed limit, interest on the excess borrowings will be charged at the rate of 2% over the Bank's base rate. The company is obligated to pay a commitment fee of .75% on letters of credit issued under the U.K. Credit Agreement. The U.K. Credit Agreement is secured by a debenture from Wyman-Gordon Limited and is senior to any intercompany loans. The term of the U.K. Credit Agreement is one year with an evergreen feature. There were 2,415,000 pound sterling or $3,838,000 borrowings outstanding at June 3, 1995 and the company had issued pound sterling 380,000 or $604,000 of letters of credit or guarantees under the U.K. Credit Agreement.

     For the year ended June 3, 1995, the weighted average interest rate on short-term borrowings was 7.3%.

     Annual maturities of long-term debt in the next five years amount to $77,000 per year and $90,000,000 thereafter. The company's promissory note to Cooper Industries, Inc. in the principal amount of $4,600,000, will be payable in annual installments beginning on June 30, 1997 and each June 30 thereafter until paid in full in amounts provided under the terms of the "Stock Purchase Agreement" with Cooper Industries, Inc.

                                   FIVE
                         YEAR    MONTHS
                        ENDED     ENDED       YEAR ENDED
                      JUNE 3,   MAY 28,      DECEMBER 31,
                         1995      1994      1993     1992
(000's omitted)
Interest on debt      $ 9,929   $3,973    $ 8,741   $5,171
Capitalized interest     (397)    (152)      (544)    (218)
Amortization of
  financing fees and
  other                 1,495    1,562      2,626    2,568
Interest expense      $11,027   $5,383    $10,823   $7,521

     Total interest paid approximates "Interest on debt" stated in the table above.

Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

F.   RESTRUCTURING OF OPERATIONS

1991 RESTRUCTURING:

     During 1991, the company incurred charges of $87,966,000 and $11,498,000 in connection with a restructuring program primarily at its forging operations and disposition of its automotive crankshaft forging division, respectively.

     A significant portion of this charge related to the consolidation of forging operations, including severance and other personnel costs. The company has nearly completed its 1991 restructuring plan. Some consolidation activities still remain to be completed requiring cash outlays of approximately $1,700,000 and $600,000 in fiscal 1996 and 1997, respectively.
Deferred compensation of approximately $1,500,000 will be payable over the next several years under the terms of a severance agreement. The divestiture of the company's automotive crankshaft forging division is virtually complete with minor costs remaining.

1993 DISPOSITION:

     In 1993, the company sold substantially all of the net assets and business operations of Wyman-Gordon Composites, Inc.
and recorded a non-cash charge on the sale in the fourth quarter of 1993 of $2,453,000.

1994 RESTRUCTURING:

     The company recorded a charge of $6,450,000 in May 1994, $5,200,000 for closing a castings facility, of which $1,100,000 required cash, and $1,250,000 to write-down castings fixed assets to their net realizable value. The non-cash items amounting to $5,350,000 were charged against the reserve in May 1994. A $600,000 cash charge was made against the reserve in fiscal 1995 and cash charges of $500,000 are expected to be incurred in fiscal 1996.

1994 CAMERON INTEGRATION COSTS:

     Based on the company's plans for the integration of Cameron, in May 1994, the company recorded an integration restructuring charge totalling $24,100,000 which consisted of estimated cash costs of $12,700,000 and estimated non-cash charges of $11,400,000 for asset revaluations. Cash costs include relocating machinery, equipment, tooling and dies of the company as well as relocation and severance costs related to personnel of the company. Non-cash charges included the write-down of certain assets of the company, including portions of metal production facilities and certain forging, machining and testing equipment to net realizable value as a result of consolidating certain systems and facilities, idling certain machinery and equipment, and eliminating certain processes, departments and operations as a result of the acquisition.


Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     In the fourth quarter of fiscal 1995, after a year of evaluating the combined forgings operations and concluding that most of its integration activities had been completed or were adequately provided for within the remaining integration restructuring reserves, the company determined that severance and other personnel costs were $1,900,000 lower and movement of machinery, equipment and tooling and dies costs were $2,500,000 lower than originally estimated. Additionally, the company had originally identified certain machinery and equipment expected to become redundant as a result of the integration of Cameron's operations with those of the company's. These redundancies were $2,300,000 higher than the company's original estimates. As a result, the company took into income from operations, an integration restructuring credit in the amount of $2,100,000. At June 3, 1995, the company estimates the remaining integration activities will require cash outlays of approximately $4,100,000 in fiscal 1996 and $1,600,000 thereafter. Most of these future expenditures represent costs associated with consolidation and reconfiguration of production facilities and relocation or severance costs.

CAMERON PURCHASE CASH COSTS:

     Included as part of the Cameron purchase price allocation the company recorded $12,200,000 for direct cash costs related to the acquisition and integration of Cameron for relocation of Cameron machinery and dies, severance of Cameron personnel and other costs. At June 3, 1995, it was determined that the cash costs of the acquisition were $5,200,000 lower than originally estimated. The company made $4,100,000 of cash charges against these reserves in fiscal 1995, and the remaining activities will require estimated cash outlays of $2,900,000.

     A summary of charges made or estimated to be made against restructuring, integration and disposal reserves is as follows:





















Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                                            YEAR
                                                           ENDED
                                                        DEC. 31,
                                                TOTAL       1991
(000's omitted)
1991 RESTRUCTURING:
  CASH:
  Consolidation and reconfiguration of
    facilities                                $32,600   $   700
  Severance and deferred compensation           6,400         -
     Total cash charges                        39,000       700
  NON-CASH:
  Asset revaluation                            56,000    51,900
     Total 1991 Other Charges                 $95,000   $52,600
1993 DISPOSITION:
  NON-CASH:
  Disposition of production facilities        $ 2,453   $     -
     Total 1993 Other Charges                 $ 2,453   $     -
1994 RESTRUCTURING:
  1994 RESTRUCTURING:
  CASH:
  Casting facility closure                    $ 1,100   $     -
  NON-CASH:
  Casting facility closure                      4,100         -
  Other                                         1,250         -
     Total non-cash charges                     5,350         -
     Total 1994 Restructuring                   6,450         -
  1994 CAMERON INTEGRATION COSTS:
  CASH:
  Movement of machinery, equipment and
    tooling and dies                            4,300         -
  Severance and other personnel costs           4,000         -
     Total cash charges                         8,300         -
  NON-CASH:
  Asset revaluation                            13,700         -
  Credits to reserves                           2,100         -
     Total non-cash charges                    15,800         -
     Total 1994 Cameron integration costs      24,100         -
     Total 1994 Other Charges                 $30,550   $     -
CAMERON PURCHASE CASH COSTS:
  Cost of relocating Cameron's machinery and
    equipment and tooling and dies            $ 3,200   $     -
  Severance of Cameron personnel                3,800         -
     Total Cameron Purchase Cash Costs        $ 7,000   $     -
1995 OTHER CHARGES:
  NON-CASH:
  Credits to 1994 Cameron integration costs   $(2,100)  $     -
     Total 1995 Other Charges                 $(2,100)  $     -
  Total Cash                                  $55,400   $   700
  Total Non-cash                              $77,503   $51,900




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                                  YEAR      YEAR
                                                 ENDED     ENDED
                                              DEC. 31,  DEC. 31,
                                                  1992      1993
(000's omitted)
1991 RESTRUCTURING:
  CASH:
  Consolidation and reconfiguration of
    facilities                                $21,100   $ 4,800
  Severance and deferred compensation           2,200     2,000
     Total cash charges                        23,300     6,800
  NON-CASH:
  Asset revaluation                             2,400     1,700
     Total 1991 Other Charges                 $25,700   $ 8,500
1993 DISPOSITION:
  NON-CASH:
  Disposition of production facilities        $     -   $ 2,453
     Total 1993 Other Charges                 $     -   $ 2,453
1994 RESTRUCTURING:
  1994 RESTRUCTURING:
  CASH:
  Casting facility closure                    $     -   $     -
  NON-CASH:
  Casting facility closure                          -         -
  Other                                             -         -
     Total non-cash charges                         -         -
     Total 1994 Restructuring                       -         -
  1994 CAMERON INTEGRATION COSTS:
  CASH:
  Movement of machinery, equipment and
    tooling and dies                                -         -
  Severance and other personnel costs               -         -
     Total cash charges                             -         -
  NON-CASH:
  Asset revaluation                                 -         -
  Credits to reserves                               -         -
     Total non-cash charges                         -         -
     Total 1994 Cameron integration costs           -         -
     Total 1994 Other Charges                 $     -   $     -
CAMERON PURCHASE CASH COSTS:
  Cost of relocating Cameron's machinery and
    equipment and tooling and dies            $     -   $     -
  Severance of Cameron personnel                    -         -
     Total Cameron Purchase Cash Costs        $     -   $     -
1995 OTHER CHARGES:
  NON-CASH:
  Credits to 1994 Cameron integration costs   $     -   $     -
     Total 1995 Other Charges                 $     -   $     -
  Total Cash                                  $23,300   $ 6,800
  Total Non-cash                              $ 2,400   $ 4,153




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                           FIVE MONTHS      YEAR
                                                 ENDED     ENDED
                                               MAY 28,   JUNE 3,
                                                  1994      1995
(000's omitted)
1991 RESTRUCTURING:
  CASH:
  Consolidation and reconfiguration of
    facilities                                $ 1,400   $ 2,300
  Severance and deferred compensation             300       400
     Total cash charges                         1,700     2,700
  NON-CASH:
  Asset revaluation                                 -         -
     Total 1991 Other Charges                 $ 1,700   $ 2,700
1993 DISPOSITION:
  NON-CASH:
  Disposition of production facilities        $     -   $     -
     Total 1993 Other Charges                 $     -   $     -
1994 RESTRUCTURING:
  1994 RESTRUCTURING:
  CASH:
  Casting facility closure                    $     -   $   600
  NON-CASH:
  Casting facility closure                      4,100         -
  Other                                         1,250         -
     Total non-cash charges                     5,350         -
     Total 1994 Restructuring                   5,350       600
  1994 CAMERON INTEGRATION COSTS:
  CASH:
  Movement of machinery, equipment and
    tooling and dies                                -       800
  Severance and other personnel costs               -     1,800
     Total cash charges                             -     2,600
  NON-CASH:
  Asset revaluation                            11,400     2,300
  Credits to reserves                               -     2,100
     Total non-cash charges                    11,400     4,400
     Total 1994 Cameron integration costs      11,400     7,000
     Total 1994 Other Charges                 $16,750   $ 7,600
CAMERON PURCHASE CASH COSTS:
  Cost of relocating Cameron's machinery and
    equipment and tooling and dies            $     -   $ 1,700
  Severance of Cameron personnel                    -     2,400
     Total Cameron Purchase Cash Costs        $     -   $ 4,100
1995 OTHER CHARGES:
  NON-CASH:
  Credits to 1994 Cameron integration costs   $     -   $(2,100)
     Total 1995 Other Charges                 $     -   $(2,100)
  Total Cash                                  $ 1,700   $10,000
  Total Non-cash                              $16,750   $ 2,300




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                                  YEAR
                                                 ENDED
                                               JUNE 1,    THERE-
                                                  1996     AFTER
(000's omitted)
1991 RESTRUCTURING:
  CASH:
  Consolidation and reconfiguration of
    facilities                                $ 1,700   $   600
  Severance and deferred compensation             200     1,300
     Total cash charges                         1,900     1,900
  NON-CASH:
  Asset revaluation                                 -         -
     Total 1991 Other Charges                 $ 1,900   $ 1,900
1993 DISPOSITION:
  NON-CASH:
  Disposition of production facilities        $     -   $     -
     Total 1993 Other Charges                 $     -   $     -
1994 RESTRUCTURING:
  1994 RESTRUCTURING:
  CASH:
  Casting facility closure                    $   500   $     -
  NON-CASH:
  Casting facility closure                          -         -
  Other                                             -         -
     Total non-cash charges                         -         -
     Total 1994 Restructuring                     500         -
  1994 CAMERON INTEGRATION COSTS:
  CASH:
  Movement of machinery, equipment and
    tooling and dies                            2,100     1,400
  Severance and other personnel costs           2,000       200
     Total cash charges                         4,100     1,600
  NON-CASH:
  Asset revaluation                                 -         -
  Credits to reserves                               -         -
     Total non-cash charges                         -         -
     Total 1994 Cameron integration costs       4,100     1,600
     Total 1994 Other Charges                 $ 4,600   $ 1,600
CAMERON PURCHASE CASH COSTS:
  Cost of relocating Cameron's machinery and
    equipment and tooling and dies            $ 1,100   $   400
  Severance of Cameron personnel                1,300       100
     Total Cameron Purchase Cash Costs        $ 2,400   $   500
1995 OTHER CHARGES:
  NON-CASH:
  Credits to 1994 Cameron integration costs   $     -   $     -
     Total 1995 Other Charges                 $     -   $     -
  Total Cash                                  $ 8,900   $ 4,000
  Total Non-cash                              $     -   $     -




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


G.   ENVIRONMENTAL MATTERS

     The company is subject to extensive, stringent and changing federal, state and local environmental laws and regulations, including those regulating the use, handling, storage, discharge and disposal of hazardous substances and the remediation of alleged environmental contamination. Nevertheless, the company believes that compliance with these laws and regulations will not have a material adverse effect on the company's operations as a whole. In 1991, the company recorded a charge of $7,000,000 with respect to environmental investigation and remediation costs at one of the company's facilities. During the five months ended May 28, 1994, the company provided an additional $2,000,000 to the current estimated cost of remediation. Additionally, a charge of $5,000,000 against potential environmental remediation costs upon the eventual sale of another facility was included in the 1991 restructuring charge.

     Pursuant to an agreement entered into with the U.S. Air Force upon the acquisition of a facility from the federal government in 1982, the company agreed to make additional expenditures for environmental management and remediation projects at that site during the period 1982 through 1999. Approximately $6,100,000 of future expenditures remain as of June
3, 1995.   The company, together with numerous other parties, has
also been alleged to be a potentially responsible party at four federal or state Superfund sites. The company does not believe that liabilities related to such sites will be material in the aggregate.

     The company's Grafton, Massachusetts plant location is included in the U.S. Nuclear Regulatory Commission's ("NRC") May 1992 Site Decommissioning Management Plan for low-level radioactive waste as a "Priority C" (lowest priority) site. The NRC conducted a long range dose assessment in 1992, and concluded that the site should be remediated. However, the company believes the NRC's draft assessment was flawed and has challenged that draft assessment. The company has provided $1,500,000 for the estimated cost of the remediation. The company believes that it may have meritorious claims for reimbursement from the U.S. Air Force in respect of any liabilities it may have for such remediation.

     The company has been named in a suit which relates to the clean-up of a privately owned site in Massachusetts formerly used as an impoundment lagoon from which hazardous material is alleged to have spilled. A proposed agreement would allocate 33% of the clean-up costs to the company. An insurance company is defending the company's interests, and the company believes that any recovery against the company would be covered by insurance. A consulting firm retained by the PRP group has recently made a preliminary remediation cost estimate of $300,000 to $9,900,000, depending on the level of toxicity found and the method of remediation ultimately used.


Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


H.   BENEFIT PLANS

     The company and its subsidiaries have pension plans covering substantially all employees. Benefits are generally based on years of service and a fixed monthly rate or average earnings during the last years of employment. Pension plan assets are invested in equity and fixed income securities, pooled funds including real estate funds and annuities. Company contributions are determined based upon the funding requirements of U.S. and other governmental laws and regulations.

     A reconciliation between the amounts recorded on the consolidated balance sheets and the summary tables of the funding status of the pension plans are as follows:

                                         JUNE 3,     MAY 28,
                                            1995        1994
(000's omitted)
Pension liability per balance sheet     $(9,589)    $(14,462)
Prepaid pension expense included in
  prepaid expenses in the balance
  sheet                                   1,639        2,769
UK pension liability                        789          750
Net pension liability                   $(7,161)    $(10,943)

U.S. PENSION PLANS

      Pension expense for the U.S. pension plans included the following components:

                                    FIVE
                          YEAR    MONTHS
                         ENDED     ENDED       YEAR ENDED
                       JUNE 3,   MAY 28,      DECEMBER 31,
                          1995      1994     1993      1992
(000's omitted)
Service cost            $ 2,938  $   917   $ 1,720   $ 1,937
Interest cost on
  projected benefit
  obligation             10,842    4,373    10,955    11,083
Actual return on assets  (8,205)  (2,248)  (18,107)   (6,849)
Net amortization and
  deferral of actuarial
  gains (losses)         (1,385)  (1,798)    8,208    (3,403)
Net pension expense     $ 4,190  $ 1,244   $ 2,776   $ 2,768

Assumed long-term rate
  of return on plan
  assets                    9.0%     9.0%      9.0%      9.0%


Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     A summary of the funding status of the U.S. pension plans and a reconciliation to the amounts recorded in the consolidated balance sheets are as follows:

                                                     JUNE 3, 1995
                                                  (000's omitted)

                                     ASSETS  ACCUMULATED
                                  EXCEEDING     BENEFITS
                                ACCUMULATED    EXCEEDING
                                   BENEFITS       ASSETS   TOTAL
Actuarial present value of
  benefit obligations:
  Vested                         $ 82,042     $ 46,202    $128,244
  Nonvested                           349          324         673
  Accumulated benefit obligation   82,391       46,526     128,917
  Impact of forecasted salary
    increases during future
    periods                         5,737          339       6,076
  Projected benefit obligation
    for employee service to date   88,128       46,865     134,993
Current fair market value of
  plan assets                     101,933       30,967     132,900
Excess (shortfall) of plan
  assets over (under) projected
  benefit obligation               13,805      (15,898)     (2,093)
Unrecognized net (gain) loss      (10,261)       1,771      (8,490)
Unrecognized net (asset)
  obligation at transition           (455)       4,912       4,457
Unrecognized prior service cost     5,290        2,456       7,746
Adjustment required to
  recognize minimum liability           -       (8,800)     (8,800)
Net periodic pension cost
  April 1, 1995 to June 3, 1995       (48)        (650)       (698)
Contributions April 1, 1995 to
  June 3, 1995                          -          717         717
Net prepaid pension expense
  (pension liability)            $  8,331     $(15,492)   $ (7,161)
Estimated annual increase in
  future salaries                                              3-5%
Weighted average discount rate                                 9.0%



     A measurement date of March 31 has been used for determining the disclosure information. Expense recognition and contributions received during the period April 1 through fiscal year-end are then recognized to bring the accrued or prepaid expense to June 3, 1995 and May 28, 1994 balances.




Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                                     MAY 28, 1994
                                                  (000's omitted)

                                     ASSETS  ACCUMULATED
                                  EXCEEDING     BENEFITS
                                ACCUMULATED    EXCEEDING
                                   BENEFITS       ASSETS   TOTAL
Actuarial present value of
  benefit obligations:
  Vested                         $ 91,533     $ 50,639    $142,172
  Nonvested                           341          398         739
  Accumulated benefit obligation   91,874       51,037     142,911
  Impact of forecasted salary
    increases during future
    periods                         6,798          235       7,033
  Projected benefit obligation
    for employee service to date   98,672       51,272     149,944
Current fair market value of
  plan assets                     103,349       31,390     134,739
Excess (shortfall) of plan
  assets over (under) projected
  benefit obligation                4,677      (19,882)    (15,205)
Unrecognized net (gain) loss       (1,274)       5,121       3,847
Unrecognized net (asset)
  obligation at transition           (522)       5,965       5,443
Unrecognized prior service cost     5,706        2,860       8,566
Adjustment required to
  recognize minimum liability           -      (13,712)    (13,712)
Net periodic pension cost
  April 1, 1994 to May 28, 1994        34         (507)       (473)
Contributions April 1, 1994 to
  May 28, 1994                          -          591         591
Net prepaid pension expense
  (pension liability)            $  8,621     $(19,564)   $(10,943)
Estimated annual increase in
  future salaries                                              3-5%
Weighted average discount rate                                 7.5%

















Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.K. PENSION PLAN

     Pension expense for the U.K. pension plan included the following:

                                  YEAR ENDED
                                 JUNE 3, 1995
                                 (000's omitted)
Service cost                       $   692
Interest cost                        1,189
Expected return on assets           (1,084)
     Net pension expense           $   797

     The U.K. pension plan's assets and liabilities were rolled over from the former Cameron plan during fiscal 1995. The funded status of the U.K. pension plan is as follows:

                                   JUNE 3, 1995
                                   (000's omitted)
Fair value of plan assets            $14,682
Projected benefit obligation          15,247
Plan assets less than projected
  benefit obligation                    (565)
Unrecognized net gain loss               498
Accrued pension cost                 $   (67)
Accumulated benefits                 $13,472
Vested benefits                      $13,472

Assumed long-term rate of return
  on plan assets                         9.0%
Weighted average discount rate           9.0%
Rate of salary increase                  6.0%

     The company also maintains a 401K plan for most full-time salaried employees. Employer contributions to the defined contribution plan are made at the company's discretion and are reviewed periodically. Such contributions amounted to $136,000 for the year ended June 3, 1995, $591,000 for the five months ended May 28, 1994, and $134,000 and $375,000 for the years ended December 31, 1993 and 1992, respectively. Additionally, for the year ended June 3, 1995, the five months ended May 28, 1994 and the years ended December 31, 1993 and 1992, the company contributed 120,261; 14,432; 58,927 and 0 shares of common stock from Treasury to its defined contribution plan, respectively, and recorded expense relating thereto of $711,000, $84,000, $271,000 and $0, respectively.





Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

I.   OTHER POSTRETIREMENT BENEFITS

     In addition to providing pension benefits, the company and its subsidiaries provide most retired employees with health care and life insurance benefits. The majority of these health care and life insurance benefits are provided through insurance companies, some of whose premiums are computed on a cost plus basis. The annual cost of these benefits on the expense-as-incurred basis amounted to $4,849,000 in 1992.

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

     Most of the Forgings Division and Corporate retirees and full-time employees are or become eligible for these postretirement health care and life insurance benefits if they meet minimum age and service requirements. There are certain retirees for which company cost and liability are affected by future increases in health care cost. The liabilities have been developed assuming a medical trend rate for growth in future health care claim levels from the assumed 1994 level. The change to the accumulated postretirement benefit obligation for each 1.0% change in these assumptions is $850,000. The change in the annual SFAS 106 expense for each 1.0% change in these assumptions is $78,000. The weighted average discount rate used in determining the amortization of the accumulated postretirement benefit obligation was 9.0% and 7.5% at June 3, 1995 and May 28, 1994, respectively, and the average remaining service life was 20 years.

     Net periodic benefit expense consists of the following components:

                                      FIVE
                           YEAR     MONTHS
                          ENDED      ENDED     YEAR ENDED
                         JUNE 3,   MAY 28,    DECEMBER 31,
                           1995       1994            1993
                                               ($000's omitted)
Service cost             $  350    $   85       $  170
Interest on the
  accumulated benefit
  obligation              3,990     1,540        3,660
     Total postretirement
       benefit expense   $4,340    $1,625       $3,830


Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     The company has no plans for funding the liability and will continue to pay for retiree medical costs as they occur. The components of the accumulated postretirement benefit obligation are as follows:

                                         JUNE 3,    MAY 28,
                                            1995       1994
                                           (000's omitted)
Accumulated postretirement
  benefit obligation:
  Retirees                              $41,323     $43,285
  Fully eligible active plan
    participants                          5,180       5,239
  Other active plan participants          7,023       6,778
                                         53,526      55,302
Plan assets at fair value                     -           -
Accumulated postretirement benefit
  obligation in excess of plan assets    53,526      55,302
Unrecognized net gain (loss) from
  past experience different from
  that assumed and from changes
  in assumptions                            901      (3,454)
Prior service cost not yet recognized
  in net periodic postretirement
  benefit cost                           (2,000)          -
Accrued postretirement benefit cost     $52,427     $51,848

J.   FEDERAL, FOREIGN AND STATE INCOME TAXES

     As of January 1, 1993, the company adopted financial Accounting Standards Board Statement No. 109, "Accounting for
Income Taxes" ("SFAS 109").   As permitted under SFAS 109, the
company has elected not to restate the financial statements of prior years. The impact of this change on the results of operations for the year ended December 31, 1993 was immaterial.

     The company has not recognized an income tax benefit
(provision) during the year ended June 3, 1995, the five months ended May 28, 1994, or the years ended December 31, 1993 and 1992, respectively.

     The company received income tax refunds of $0, $138,000, $282,000 and $3,725,000 during the years ended June 3, 1995, the five months ended May 28, 1994, and the years ended December 31, 1993 and 1992, respectively.








Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     The benefit (provision) for income taxes is at a rate other than the federal statutory tax rate for the following reasons:

                                       FIVE
                             YEAR    MONTHS
                            ENDED     ENDED        YEAR ENDED
                          JUNE 3,   MAY 28,       DECEMBER 31,
                             1995      1994     1993      1992
                                               (000's omitted)
U.S. federal statutory
  tax rate               $  (363)  $ 21,480  $ 5,781   $(7,410)
Recognition of previously
  unrecognized deferred
  tax assets               1,749          -        -     7,410
Tax carryforwards without
  current tax benefits
  (foreign in 1995 and
  U.S. federal in 1994
  and 1993)               (1,386)   (21,480)  (5,781)        -
Income tax benefit
  (provision)            $     -   $      -  $     -   $     -

     Tax net operating loss carryforwards of $67,000,000 begin expiring in the year 2006. The company has experienced significant operating losses and there is no assurance that the net operating loss carryforwards will be utilized, therefore, a valuation allowance of $67,731,000 and $69,716,000 at June 3, 1995 and May 28, 1994 has been recognized, respectively.

     The principal components of deferred tax assets and liabilities were as follows:

                                   JUNE 3, 1995   MAY 28, 1994
                                               (000's omitted)
DEFERRED TAX ASSETS
  Provision for postretirement
    benefits                        $21,512        $21,228
  Net operating loss carryforwards   23,585         19,230
  Restructuring provisions           26,602         35,804
  Other                               6,496          5,768
                                     78,195         82,030
  Valuation allowance               (67,731)       (69,716)
                                     10,464         12,314

DEFERRED TAX LIABILITIES
  Accelerated depreciation            9,393         10,069
  Other                               3,694          4,868
                                     13,087         14,937
Net deferred tax liability          $ 2,623        $ 2,623



Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     The net deferred tax liability is included in "Deferred income taxes and other" on the accompanying consolidated balance sheets.

     The company is seeking refunds of prior year's federal taxes paid, which, if fully realized, could have a material favorable impact on the company's financial position. A reasonable estimation of the potential recovery cannot be made at this time and, accordingly, no adjustment has been made in the financial statements with respect to the claim.


K.   STOCK OPTION PLANS

     The company's Long-Term Incentive Plan (the "Plan") is administered by the Management Resources and Compensation Committee of the Board (the "Committee"), which has plenary authority to interpret the Plan and to adopt rules relating thereto. The Committee may also determine the number, frequency and timing of awards, as well as the type of award and its exercise price, if any, prescribe any performance criteria to be met and any restrictions on exercise and determine any other terms or conditions, including schedules for vesting and exercisability and the conditions under which vesting and exercisability may be accelerated, such as in the event of a change in control of the company.

     The Committee may grant awards in the form of non-qualified stock options or incentive stock options to those key employees of the company and its subsidiaries, including executive officers, it selects to purchase in the aggregate up to 1,750,000 shares of newly issued or treasury common stock. The exercise price of non-qualified stock options may not be less than 50% of the fair market value of such shares on the date of grant or, in the case of incentive stock options, 100% of the fair market value on the date of grant. Awards of stock appreciation rights ("SAR's") may also be granted, either in tandem with grants of stock options (and exercisable as an alternative to the exercise of stock options) or separately.

     In addition, the Committee may grant other awards that consist of or are denominated in or payable in shares or that are valued by reference to shares, including, for example, restricted shares, phantom shares, performance units, performance bonus awards or other awards payable in cash, shares or a combination thereof at the Committee's discretion. During fiscal 1995, awards of 150,000 shares of the company's common stock were made subject to restrictions based upon continued employment for a period of five years and the performance of the company. Compensation expense totalling $330,000 relating to the awards was recorded during the year ended June 3, 1995.





Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     The 1975 Executive Long-Term Incentive Program (the
"Program"), as amended, provided for the granting of stock options, alternative common stock appreciation rights and performance bonus award units to key employees of the company and its subsidiaries. The 1975 program expired on December 31, 1992, except as to outstanding grants.

     Option activity under the 1975 Program and the 1991 Plan in the year ended June 3, 1995, the five months ended May 28, 1994 and the years ended December 31, 1993 and 1992 was as follows:

                                    OPTION
                                  PRICE RANGE       SHARES
Outstanding at December 31, 1991 3.75 - 29.00     1,839,246

  Granted                                5.00       321,502
  Terminated                             3.75      (185,001)
  Exercised                              3.75       (16,666)
  Cancelled                      3.75 - 29.00       (65,895)
Outstanding at December 31, 1992 3.75 - 29.00     1,893,186

  Granted                        5.00 -  6.00       285,500
  Terminated                     3.75 - 29.00      (372,480)
  Exercised                              3.75       (70,831)
Outstanding at December 31, 1993                  1,735,375

  Granted                        5.13 -  5.63        88,008
  Terminated                     3.75 - 19.00       (28,185)
  Exercised                      3.75 -  5.00       (30,943)
Outstanding at May 28, 1994                       1,764,255

  Granted                        5.63 - 10.63       365,000
  Terminated                     3.75 - 21.50      (103,922)
  Exercised                      3.75 -  6.25      (190,098)
Outstanding at June 3, 1995                       1,835,235

     Options for 1,203,000; 930,000; 867,000 and 677,000 shares, were exercisable at June 3, 1995, May 28, 1994 and December 31,
1993 and 1992, respectively. At June 3, 1995, 105,000 shares were available for future grants.













Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


L.   STOCK PURCHASE RIGHTS

     In August 1988, the company adopted a Rights Agreement (the "Rights Agreement"), and in October 1988, the company declared a dividend distribution of one common stock purchase Right on each outstanding share of common stock. The Rights will become exercisable at a purchase price of $50 each on the distribution date which occurs if a person or group acquires or makes an offer to acquire 20% or more of the company's common stock.

     In the event that at any time following the distribution date, (i) a person or group becomes the beneficial owner of 20% or more of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the continuing Directors determine to be fair to and otherwise in the best interests of the company and its stockholders), (ii) the company is not the surviving corporation in a merger and its common stock is not changed or exchanged,
(iii) an acquiring person engages in one or more self-dealing transactions as set forth in the Rights Agreement, or (iv) during such time as there is an acquiring person, an event occurs which results in such person's ownership interest being increased by more than 1%, each holder of a Right will thereafter have the right to receive, upon exercise of the Right and payment of the purchase price, common stock or a combination of common stock, cash, preferred stock or debt having a value equal to two times the purchase price of the Right. Alternatively, in such event and with the approval of the continuing Directors, each holder of a Right will have the right, or may be permitted only, to receive shares of common stock having a value equal to the purchase price upon surrender of the Right to the company and without payment of the purchase price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are beneficially owned by the acquiring person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the company.

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





Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


M.   COMMITMENTS AND CONTINGENCIES

     At June 3, 1995, certain lawsuits arising in the normal course of business were pending. The company denies all material allegations of these complaints. In the opinion of management, the outcome of legal matters will not have a material adverse effect on the company's financial position, results of operations or liquidity.

     As of June 3, 1995, the company had invested $4,100,000 in cash towards its share of the capital requirements of its Australian joint venture for the production of nickel-based superalloy. The company is committed to an additional investment of $3,400,000 to the joint venture. The joint venture has entered into a credit agreement with an Australian bank. The company has guaranteed 25% of the joint venture's obligations under the credit agreement totalling $17,300,000. This guarantee expires at such time as the joint venture demonstrates its ability to produce commercially acceptable products.

     The company had foreign exchange contracts totalling $11,600,000 at June 3, 1995. These contracts hedge certain normal operating purchase and sales transactions. The exchange contracts generally mature within six months and require the company to exchange U.K. pounds for non-U.K. currencies or non-U.K. currencies for U.K. pounds. Translation and transaction gains and losses included in fiscal 1995's Consolidated Statements of Operations were not significant.




























Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


N.   GEOGRAPHIC AND OTHER INFORMATION

     Prior to May 28, 1994 the company operated solely in the United States. Transfers between U.S. and international operations, principally inventory transfers, are charged to the receiving organization at prices sufficient to recover manufacturing costs and provide a reasonable return.

     Certain information on a geographic basis follows:

                                                  FIVE
                                    YEAR          MONTHS
                                    ENDED         ENDED
                                   JUNE 3,        MAY 28,
                                     1995          1994
(000's omitted)
REVENUES FROM UNAFFILIATED
CUSTOMERS:

United States (including
  direct export sales)             $365,666       $ 86,976
United Kingdom                       30,973              -
                                   $396,639       $ 86,976

INTER AREA TRANSFERS:

United States                      $    373       $      -
United Kingdom                        2,528              -
                                   $  2,901       $      -

EXPORT SALES:

United States direct export sales  $ 81,208       $ 13,254


INCOME (LOSS) FROM OPERATIONS:

United States                      $ 14,931       $(55,805)
United Kingdom                       (1,213)             -
                                   $ 13,718       $(55,805)

IDENTIFIABLE ASSETS
(EXCLUDING INTERCOMPANY):

United States                      $289,649       $312,462
United Kingdom                       47,547         39,457
General corporate                    31,868         42,828
                                   $369,064       $394,747





Wyman-Gordon Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

O.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for fiscal 1995 and fiscal
1994 were as follows:

QUARTER                      FIRST    SECOND    THIRD    FOURTH
(000's omitted, except per-share data)
YEAR ENDED JUNE 3, 1995

Revenue                     $95,725   $94,974  $96,238   $109,702
Cost of goods sold           86,150    85,105   83,623     92,373
Other charges (credits) and
  environmental charges           -         -        -       (710)
Income (loss) from
  operations                      3       768    3,620      9,327
Net income (loss)            (3,321)   (2,021)     556      5,825
Net income (loss) per share    (.10)     (.06)     .02        .17

YEAR ENDED MAY 28, 1994

Revenue                     $58,452   $56,233  $50,896   $ 59,113
Cost of goods sold           50,433    53,014   50,375     63,994
Other charges (credits) and
  environmental charges           -     2,366       87     32,550
Income (loss) from
  operations                  1,886    (6,298)  (8,447)   (50,798)
Net income (loss)              (816)   (5,642) (11,282)   (54,663)
Net income (loss) per share    (.05)     (.31)    (.63)     (3.02)

[FN]
(a) Income (loss) from operations during the third quarter of the year ended May 28, 1994 reflects charges of $2,400 resulting from a change in estimated cash surrender values provided by the company's insurance actuaries on company-owned life insurance policies.

(b) Income (loss) from operations during the fourth quarter of the year ended May 28, 1994 reflects significant charges amounting to $17,450,000.
















Wyman-Gordon Company and Subsidiaries
Consolidated Financial Review

                                                           FIVE
                                              YEAR       MONTHS
                                              ENDED       ENDED
                                            JUNE 3,     MAY 28,
                                               1995        1994
                                                     (Unaudited)
(000's omitted, except per-share data and ratios)
OPERATIONS
 Revenue                                   $396,639    $ 86,976
 Cost of goods sold                         347,251      91,907
 Other charges (credits) and environmental
  charges                                      (710)     32,550
 Interest expense                            11,027       5,383
 Income tax benefit (expense)                     -           -
 Income (loss) before cumulative effect of
  changes in accounting principles            1,039     (61,370)
 Cumulative effect of changes in accounting
  principles (a)                                  -           -
 Net income (loss)                            1,039     (61,370)
 Earnings before interest, taxes, depreciation
  and amortization and changes in accounting
  principles                                 30,188     (49,205)
 Dividends paid                                   -           -
 Depreciation                                17,417       6,058
 Capital expenditures                        18,714       2,404
 Backlog                                    468,721     389,407
FINANCIAL POSITION
 Inventories                                 78,813      65,737
 Borrowings due within one year               3,915          77
 Working capital                             93,062      91,688
 Working capital ratio                          2.0         1.8
 Property, plant and equipment, net        $141,397    $139,689
 Total assets                               369,064     394,747
 Long-term debt                              90,308      90,385
 Net long-term debt to total
  capitalization (c)                           44.7%       42.2%
 Stockholders' equity                      $ 80,855    $ 72,483
 Total capital                              171,163     162,868
MEASURES OF PROFITABILITY
 Income (loss) as a percent of:
   Revenues (b)                                  .3%      (70.6)%
   Average stockholders' equity during
    the year (b)                                1.4       (76.3)
PER SHARE DATA
 Income (loss) per share                   $    .03    $  (3.32)
 Income (loss) before cumulative effect of
  changes in accounting principles              .03       (3.32)
 Cumulative effect of changes in accounting
  principles (a)                                  -           -
 Net income (loss)                              .03       (3.32)
 Dividends paid                                   -           -
Stockholders' equity                           2.30        3.92
AVERAGE SHARES OUTSTANDING                   35,148      18,490

Wyman-Gordon Company and Subsidiaries
Consolidated Financial Review (Continued)

                                               YEAR        YEAR
                                              ENDED       ENDED
                                           DEC. 31,    DEC. 31,
                                               1993        1992
(000's omitted, except per-share data and ratios)
OPERATIONS
 Revenue                                   $239,761    $298,881
 Cost of goods sold                         219,088     243,291
 Other charges (credits) and environmental
  charges                                         -           -
 Interest expense                            10,823       7,521
 Income tax benefit (expense)                     -           -
 Income (loss) before cumulative effect of
  changes in accounting principles          (17,004)     21,795
 Cumulative effect of changes in accounting
  principles (a)                            (43,000)          -
 Net income (loss)                          (60,004)     21,795
 Earnings before interest, taxes, depreciation
  and amortization and changes in accounting
  principles                                  9,388      45,191
 Dividends paid                                   -           -
 Depreciation                                14,421      14,659
 Capital expenditures                        13,866      11,156
 Backlog                                    256,259     309,679
FINANCIAL POSITION
 Inventories                                 36,092      48,462
 Borrowings due within one year                  77          77
 Working capital                             90,685      96,057
 Working capital ratio                          4.0         3.7
 Property, plant and equipment, net        $104,040    $107,906
 Total assets                               286,634     295,156
 Long-term debt                              90,461      70,538
 Net long-term debt to total
  capitalization (c)                           42.3%       32.1%
 Stockholders' equity                      $ 88,349    $149,516
 Total capital                              178,810     220,054
MEASURES OF PROFITABILITY
 Income (loss) as a percent of:
   Revenues (b)                                (7.1)%       7.3%
   Average stockholders' equity during
    the year (b)                              (14.3)       15.7
PER SHARE DATA
 Income (loss) per share                   $   (.95)   $   1.21
 Income (loss) before cumulative effect of
  changes in accounting principles             (.95)       1.21
 Cumulative effect of changes in accounting
  principles (a)                              (2.39)          -
 Net income (loss)                            (3.34)       1.21
 Dividends paid                                   -           -
Stockholders' equity                           4.91        8.37
AVERAGE SHARES OUTSTANDING                   17,936      17,848



Wyman-Gordon Company and Subsidiaries
Consolidated Financial Review (Continued)

                                               YEAR        YEAR
                                              ENDED       ENDED
                                           DEC. 31,    DEC. 31,
                                               1991        1990
(000's omitted, except per-share data and ratios)
OPERATIONS
 Revenue                                   $355,390    $405,381
 Cost of goods sold                         327,028     349,086
 Other charges (credits) and environmental
  charges                                   106,464           -
 Interest expense                            10,472       8,727
 Income tax benefit (expense)                26,070      (5,702)
 Income (loss) before cumulative effect of
  changes in accounting principles          (99,681)      8,696
 Cumulative effect of changes in accounting
  principles (a)                                  -           -
 Net income (loss)                          (99,681)      8,696
 Earnings before interest, taxes, depreciation
  and amortization and changes in accounting
  principles                                (89,960)     50,599
 Dividends paid                               5,349      14,265
 Depreciation                                24,196      24,825
 Capital expenditures                        10,192      13,563
 Backlog                                    386,905     392,857
FINANCIAL POSITION
 Inventories                                 60,428      70,131
 Borrowings due within one year               2,077      28,110
 Working capital                            110,859     124,030
 Working capital ratio                          2.7         2.7
 Property, plant and equipment, net        $120,259    $192,530
 Total assets                               339,154     421,886
 Long-term debt                              90,615      73,892
 Net long-term debt to total
  capitalization (c)                           39.4%       22.0%
 Stockholders' equity                      $128,088    $232,157
 Total capital                              218,703     306,049
MEASURES OF PROFITABILITY
 Income (loss) as a percent of:
   Revenues (b)                               (28.0)%       2.2%
   Average stockholders' equity during
    the year (b)                              (55.3)        3.7
PER SHARE DATA
 Income (loss) per share                   $  (5.59)   $    .49
 Income (loss) before cumulative effect of
  changes in accounting principles            (5.59)        .49
 Cumulative effect of changes in accounting
  principles (a)                                  -           -
 Net income (loss)                            (5.59)        .49
 Dividends paid                                 .30         .80
Stockholders' equity                           7.18       13.02
AVERAGE SHARES OUTSTANDING                   17,831      17,831



Wyman-Gordon Company and Subsidiaries
Consolidated Financial Review (Continued)


[FN]
(a) Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 106 requires postretirement benefit obligations to be accounted for on an accrual basis rather than the "expense-as-incurred" basis formerly used. The company elected to recognize the cumulative effect of these accounting changes.

(b) Excludes the cumulative effect of changes in accounting principles in 1993.

(c) May 28, 1994 considers the Obligation to Cooper Industries as an offset to the $42,179,000 cash balance.








































                    WYMAN-GORDON COMPANY AND SUBSIDIARIES
                            CORPORATE INFORMATION
DIRECTORS              Judith S. King          CORPORATE OFFICERS
                       Community Volunteer
John M. Nelson         and Personal Invest-    John M. Nelson
Chairman               ments                   Chairman

E. Paul Casey          George S. Mumford, Jr.  David P. Gruber
Chairman               Professor               President and
Metapoint Partners     Tufts University        Chief Executive
                                               Officer
Dewain K. Cross        H. John Riley, Jr.
Retired Senior Vice    President and Chief     Andrew C. Genor
President, Finance     Executive Officer       Vice President,
Cooper Industries,     Cooper Industries,      Chief Financial
Inc.                   Inc.                    Officer and
                                               Treasurer
Warner S. Fletcher     Jon C. Strauss
Attorney and Director  Chief Financial         Sanjay N. Shah
Fletcher, Tilton &     Officer                 Vice President,
Whipple, P.C.          Howard Hughes           Corporate Strategy
                       Medical Institute       Planning and
Robert G. Foster                               Business Develop-
President and Director Charles A. Zraket       ment
Commonwealth           Former President and
BioVentures, Inc.      CEO                     J. Douglas Whelan
                       The MITRE Corporation   President,
Russell E. Fuller                              Forgings Division
Chairman               HONORARY DIRECTOR
REFCO, Inc.                                    Wallace F. Whitney,
                       Joseph R. Carter          Jr.
David P. Gruber        Former Chairman         Vice President,
President and Chief    Wyman-Gordon Company    General Counsel
Executive Officer                              and Clerk

M Howard Jacobson                              Frank J. Zugel
Senior Advisor                                 President, Invest-
Bankers Trust                                  ment Castings
                                               Division

















                    WYMAN-GORDON COMPANY AND SUBSIDIARIES
                     INVESTOR AND STOCKHOLDER INFORMATION

COMMON STOCK

     Wyman-Gordon Company common stock is listed by the NASDAQ under the abbreviated ticket symbol "WYMN".

TRANSFER AGENT AND REGISTRAR

     The company's transfer agent and registrar, responsible for stockholder records and issuance of stock certificates, is State Street Bank and Trust Company, Corporate Stock Transfer Department, P.O. Box 8200, Boston, MA 02266-8200, 1-800-426-5523. Report
changes of address directly to State Street Bank & Trust Company.

CORPORATE OFFICES

     The company's principal corporate offices are located at 244
Worcester Street, North Grafton, MA  01536, 508-839-4441; Fax 508-
839-7500.

INDEPENDENT AUDITORS

     Ernst & Young LLP, 200 Clarendon Street, Boston, MA  02116

FINANCIAL AND INVESTOR COMMUNICATIONS

     Wyman-Gordon Investor Relations provides information to stockholders and the financial community. We encourage inquiries and will provide services which include:

     * fulfilling requests for quarterly and annual reports, form 10Q, form 10K, copies of press releases and other company information.

     *    meetings with securities analyst and fund managers.

     * presentations to securities analyst groups and conferences.

     Contact us by writing to Wyman-Gordon Investor Relations at our corporate offices listed above, or by calling Mr. Gerard J. Gould, Manager of Investor Relations at 508-839-8014. The clerk of the corporation is Mr. Wallace F. Whitney, Jr. who can be reached at the company's corporate address listed above or at 508-839-8110.

     The company's form 10K, annual report and other recent information are also available by accessing Wyman-Gordon's Internet Home Page at: http://www.streetnet.com.

ANNUAL MEETING

     The annual meeting of the company's stockholders will be held on Wednesday, October 18, 1995 at Mechanics Hall in Worcester, MA. A formal notice of the meeting together with a proxy statement has been mailed to stockholders with this Annual Report.



WYMAN-GORDON COMPANY

CORPORATE OFFICES
Grafton, Massachusetts

FORGINGS
Grafton, Massachusetts
Millbury, Massachusetts
Worcester, Massachusetts
Houston, Texas
Brighton, Michigan
Livingston, Scotland

INVESTMENT CASTINGS
Groton, Connecticut
Tilton, New Hampshire
Franklin, New Hampshire
San Leandro, California
Carson City, Nevada

COMPOSITES
Mojave, California




































                                     -67-